Exhibit 99.1

2024

# NOTICE OF MEETING, PROXY STATEMENT AND INFORMATION CIRCULAR

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Summary

Summary

We hope you join us at our shareholder meeting. Please read this Notice of Meeting, Proxy Statement and Management Information Circular ("Circular") and then vote your shares.

Meeting Details

When	Location	Business	Recommended Vote
Wednesday May 1, 2024 at 3 pm Mountain Time	McMurray Room Calgary Petroleum Club 319 5th Avenue SW Calgary, AB	Receive financials	No vote required
		Set number of directors	FOR 10 directors
		Elect directors	FOR our nominees
		Appoint auditors	FOR Deloitte LLP
		Confirm and approve By-Law No.2 requiring advance notice of director nominations	FOR By-Law No.2
		Say on pay	FOR our approach

2024 Vermilion Energy Inc. Circular	1

Summary

Our Director Nominees - 90% Independent

All of our director nominees are independent, except for Mr. Hatcher, our President and CEO. Mr. Michaleski is the Chair of our board of directors (the "Board").

Director	Independence	Gender	Age	Tenure	Committee
					AC	GHRC	HSEC	TC	SC
Michaleski	Independent		71	8 years
Hatcher	Non-Independent		51	1 year
Kleckner	Independent		66	3 years
Knickel	Independent		67	6 years		Chair
Larke	Independent		52	7 years					Chair
Marchant	Independent		73	14 years			Chair
Roby	Independent		64	7 years				Chair
Sharma	Independent		58	3 years	Chair
Stadnyk	Independent		61	2 years
Steele	Independent		64	3 years

Committee	Short Name
Audit (all members are financial experts)	Audit or AC
Governance and Human Resources	GHRC
Health, Safety and Environment	HSEC
Technical (formerly Reserves)	TC
Sustainability	Sustainability or SC

2024 Committee Change

As of January 1, 2024, the Independent Reserves Committee has been renamed to the Technical Committee, and its mandate has been updated to reflect a broader scope, which now includes: (1) reserves reporting, (2) operational execution excellence and (3) assessment of technical risk and portfolio actions.

2024 Vermilion Energy Inc. Circular	2

Summary

Operating Highlights

Financial Highlights

We are financially disciplined with a focus on creating long-term stakeholder value with emphasis on: maintaining a strong balance sheet; ensuring a robust asset base; and increasing return of capital as our debt decreases.

Notes:

1.	See Advisory Statements in Schedule F.
2.	Fiscal year 2023 environmental reporting will be available mid-2024 at vermilionenergy.com/sustainability/

2024 Vermilion Energy Inc. Circular	3

Summary

Strategic Advantage

We believe our internationally diversified portfolio offers outsized free cash flow and reduced volatility. We benefit from top decile netbacks driven by our premium-priced global commodities; low base declines; and enhanced flexibility for capital allocation, including access to unique high return international acquisition opportunities.

2024 Vermilion Energy Inc. Circular	4

Summary

Governance Highlights

Environment, Social and Governance ("ESG") and Risk Management

Vermilion's purpose is to responsibly produce essential energy while delivering long-term value to our shareholders, customers, employees, partners and communities. We consider the economic, environmental and social impacts of our operations and integrate the related opportunities and risks into our business strategy.

Our Board oversees our overall risk, including sustainability and climate-related strategy and performance risk. Board committees provide relevant ESG and risk oversight in their areas of focus, as shown below.

Read more on page 25 or in our Sustainability Report on our website.

2024 Vermilion Energy Inc. Circular	5

Summary

Diversity

We are committed to diversity. Our Board Diversity Policy requires us to have at least 30% gender diversity on the Board. We make reasonable efforts to ensure that at least 50% of candidates being considered for appointment or nomination to the Board are women. Currently 30% of our Board members are women. We also have one Board member who identifies as a visible minority.

We prioritize career development and succession planning for our female employees to foster a more balanced senior leadership team in the future. In 2023, we continued our mentoring program, focusing on helping high-potential female employees develop their skills and prepare for more senior roles.

Currently, we have three women in Vice President roles, representing 27% of all Vice President positions. The three women Vice Presidents have been appointed to the Executive Committee.

See more details starting on page 30.

Governance Practices

Board Mandates

For years our Board has taken on oversight responsibilities for sustainability (including climate-related risk) and risk management. Our Board Mandate specifically sets out those responsibilities. Read the full Board Mandate in Schedule C. Committee mandates are available on our website.

Board Assessment

Our annual Board assessment process includes confidential questionnaires, one-on-one interviews, and action planning following the assessments. The results of the questionnaires are compiled on an anonymous basis by external legal counsel.

2024 Vermilion Energy Inc. Circular	6

Summary

Other Board Governance Practices

We Do or Have
• 100% independent Board, except for our President and CEO	• Annual strategy and risk session
• Skilled directors	• Committees with relevant experience
• Average tenure of 5 years	• Deep dive orientation of new directors
• Individual majority voting	• Paid continuing education
• Director share ownership requirements	• Access to external advisors for committees
• Code of Business Conduct and Ethics with annual certification	• Prohibition on hedging of Vermilion shares

2024 Governance Changes

Board Compensation Reduction

In 2023, the Board approved changes to reduce director compensation effective January 1, 2024. The changes result in an average decrease of 13.5% in compensation for non-chair Directors. Read more on our Board of Director compensation starting on page 53.

External Recognition

Globe and Mail’s Annual Board Games - 2023

Vermilion’s governance practices ranked us 3rd in our peer group.

Canadian Coalition for Good Governance (CCGG)

Recognized year-after-year for best practices for proxy disclosure in the area of executive compensation relating to executive benefits and perquisites.

Institutional Shareholder Services (“ISS”)

Recognized as a leader in managing risk in our industry with ratings of 1 for Environmental and 2 for Social practices. Lower numbers indicate lower governance risk, with 1 being the lowest.

2024 Vermilion Energy Inc. Circular	7

Summary

Executive Compensation Highlights

Our compensation program is designed to reward good performance. It reflects the size, scope and complexity of Vermilion’s global business, while focusing on key measures of profitability and shareholder value creation. Total compensation is targeted at the market median of our peer group.

Greater than 79% of executive compensation is tied to our balanced short-term and long-term corporate performance scorecards (“STIP scorecard” and “LTIP scorecard”). The scorecards include operational and financial performance, health, safety and environment, sustainability and strategic measures. See details starting on page 68.

2023 Named Executive Officers (“NEOs”) Compensation

Total 2023 NEOs direct compensation decreased by 16% compared to 2022 NEOs direct compensation. This decrease was driven by a lower STIP scorecard result and a change in our NEOs for 2023. See details in the Compensation section starting on page 55.

NEOs	Base Salary	STIP Award	LTIP Award	Total Compensation
Dion Hatcher	$485,000	$440,550	$2,380,303	$3,305,853
Lars Glemser	$385,000	$280,000	$1,247,005	$1,912,005
Jenson Tan	$325,000	$185,000	$640,005	$1,150,005
Darcy Kerwin	$305,000	$170,000	$640,005	$1,115,005
Bryce Kremnica[2]	$305,000	$0	$640,005	$945,005

President and CEO and other NEOs' performance-based compensation was 84% and 74% of total compensation, respectively.

Notes:

1.	The 2023 NEO compensation disclosed in this Circular compared to 2022 NEO compensation disclosed in the 2023 Circular.
2.	Vermilion ended Mr. Kremnica's employment without just cause on February 21, 2024, prior to the STIP payment date; as a result he did not receive a 2023 STIP award. Pursuant to Mr. Kremnica's executive employment agreement, the one-time contractual severance amount payable upon cessation of employment was calculated as $492,578.60, which followed the terms as set out on page 93 comprised of one times base salary, one times average bonus of last three years and one times cost of benefits. Mr. Kremnica will be eligible for vesting of LTIP awards during the severance period as per the terms of the executive agreement and as outlined on page 93.

2024 Vermilion Energy Inc. Circular	8

Summary

2024 Compensation Changes

Share Ownership Policy

Starting January 1, 2024, the share ownership requirements for our NEOs, except our President and CEO, has increased to two times their annual salary in Vermilion shares. Our President and CEO continues to require five times his annual salary in Vermilion shares. Executives have five years to accumulate the required share holdings. Read more on our current ownership requirements on page 90.

Short Term Incentive Program (STIP)

In 2023, we conducted a thorough assessment of our STIP scorecard, prioritizing adherence to good governance practices and alignment with our strategic objectives and business priorities as well as a detailed review of the scorecard approach of our peers. The 2024 STIP scorecard has been streamlined with fewer metrics, emphasizing those that employees can influence and those that support our business objectives. The weighting assigned to financial performance has been reduced from 40% to 30%, while the weighting for operational performance has increased from 35% to 45%. The operational performance of production and cost structure underpins financial performance but is not as impacted by variability of commodity prices. As we move forward into 2024, these adjustments will help drive the achievement of our business objectives. The new scorecard is set out below.

Category	Measure(s)	Reason	Weight
Financial Performance	• Net debt to cash flow • Cash flow per share	• Aligns with our priority of value creation for our shareholders	30%
Operational Performance (relative to budget)	• Production • CAPEX (capital expenditures) • Gross G&A (general and administrative) cost • Operating costs • Transportation costs	• Supports the core principle of consistently delivering results to meet or exceed expectations • Operational performance is what we control to deliver strong financial performance	45%
Health, Safety and Environment (HSE)	• Year-end performance against industry set of leading and lagging indicators[1]	• Aligns to our priority of conducting our business in a manner that ensures the health and safety of people involved in our operations • Ensures management continues to focus on HSE performance, including as it relates to ESG	10%
Strategy	• Execution of the strategic plan	• Measures the successful achievement of key initiatives that deliver on the strategic plan	15%

Read more on our STIP scorecard and results for 2023 starting on page 68.

Note:

1.	Leading indicators are inputs such as observations, inspections and prevention projects. Lagging indicators are outputs such as lost time incidents, total recordable injuries, motor vehicle accidents, and spills and releases.

2024 Vermilion Energy Inc. Circular	9

Meeting

Meeting

Invitation

Our shareholders are invited to attend our annual meeting where you will vote on the directors to be elected and other important items of business.

Notice of Meeting
When	May 1, 2024 at 3:00 pm Mountain Time
Location	McMurray Room, Calgary Petroleum Club, 319 5th Ave SW, Calgary AB
Formal business

1.       Receive financial statements and auditors report for the year ended December    31, 2023

2.       Fix the number of directors to be elected at 10

3.       Elect the directors for the coming year

4.       Appoint Deloitte LLP as auditors

5.       Confirm and approve By-Law No. 2 requiring advance notice of director    nominations

6.       Advisory vote on Vermilion's approach to executive compensation

After the formal meeting, we will discuss the Company's 2023 results and future plans and activities.

Please read this Circular to learn more about the meeting, our governance practices, the director nominees and executive compensation.

Your vote is important to us. If you have questions about any meeting matters, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, toll-free in North America at 1.877.452.7184, outside of North America at 1.416.304.0211 or by email at assistance@laurelhill.com.

Sincerely,

“Robert Michaleski”

Board Chair

In this section:

2024 Vermilion Energy Inc. Circular	10

Meeting

Document Information

Vermilion

We use “we”, “our”, “Vermilion”, "Company" and the "Corporation" to refer to Vermilion Energy Inc. in this document.

Date of Information

Information is as of March 13, 2024 unless we note otherwise.

Meeting Materials

Notice and Access notification which will include a link to the Circular and the 2023 Annual Report ("Meeting Materials").

Exchange Rate

We show all amounts in Canadian dollars. Unless otherwise stated, any amounts paid in US dollars are converted at the rate of $1 US to $1.3226 Canadian.

Common Shares Outstanding

Vermilion’s common shares are our only securities entitled to vote at the shareholder meeting.

Our shares are traded under the symbol VET on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). There were 160,826,704 common shares issued and outstanding at the close of business on March 13, 2024.

Value of Common Shares

We calculate compensation components and share ownership guidelines using the closing price of Vermilion shares on the TSX on December 29, 2023 of $15.97. If a different date is used, we indicate the relevant date and price on that date.

Owners of 10% or More of Our Common Shares

To the knowledge of the directors and officers, no person or company owns or controls 10% or more of our outstanding common shares.

Indebtedness of Directors and Executive Officers

We do not make loans to our directors or executives and there are no loans outstanding to any of them.

2024 Vermilion Energy Inc. Circular	11

Meeting

Meeting Information

Interests in Meeting Business and Material Transactions

No insider - Vermilion, our directors, director nominees and officers, or anyone associated or affiliated with any of them - has a material interest in any item of business at the meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

During 2023 and to date in 2024, no insider has or had a material interest in a material transaction or proposed material transaction involving Vermilion.

Mailing of Circular

We are mailing this Circular on March 28, 2024 to our shareholders of record, who have requested paper copies, on March 13, 2024. We also give materials to brokers, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly.

Notice and Access

We are delivering your Meeting Materials by providing you with a notice and posting the documents on vermilionenergy.com for you to access. Our interactive materials make it easy for you to navigate and access the content. The Meeting Materials will be available on March 28, 2024 and remain accessible for at least a year.

We are mailing a paper copy of our Meeting Materials, including our 2023 financial statements and related Management’s Discussion and Analysis ("MD&A") to all registered shareholders and beneficial shareholders who have requested paper copies. All other beneficial shareholders will receive a voting instruction form and a notice and access notification, including a link to the Meeting Materials.

We use notice and access because it is environmentally friendly and cost-effective. If you received the notice only and would like a paper copy of our materials, send us a request as set out below.

Requesting Paper Copies

We will send you a copy of the annual report (including our financial statements and MD&A), the annual information form ("AIF") and this Circular, free, on request. You can ask for paper copies by:

1.866.895.8101
*	investor_relations@vermilionenergy.com
+	Vermilion Energy Inc. 3500, 520 3rd Avenue SW Calgary, Alberta T2P 0R3

We file our annual report, AIF and other continuous disclosure documents with Canadian and US securities regulators. You can get copies of documents we file on sedarplus.ca (Canadian), sec.gov (US) and vermilionenergy.com.

2024 Vermilion Energy Inc. Circular	12

Meeting

Meeting Details

It is our pleasure to invite you to attend our annual general meeting to be held on Wednesday, May 1, 2024 at 3:00 pm Mountain Time in the McMurray Room at the Calgary Petroleum Club, in Calgary, Alberta.

Participation

Registered shareholders and duly appointed proxyholders will be able to attend the meeting, ask questions, address motions and vote their common shares on all items of business at the meeting.

Asking Questions

You can ask questions before and during the meeting if you are a registered shareholder or duly appointed proxyholder.

Shareholders may also submit questions before the meeting to:

*	investor_relations@vermilionenergy.com
+	Vermilion Energy Inc. 3500, 520 3rd Avenue SW Calgary, Alberta T2P 0R3 Attention: Vice President, Investor Relations

While there are no specific guidelines on the type of questions that a registered shareholder or duly appointed proxyholder may ask, questions relating to the business portion of the meeting will be limited to the business of the meeting, and questions relating to Vermilion's business may be discussed following the conclusion of the business of the meeting.

2024 Vermilion Energy Inc. Circular	13

Meeting

Voting Information

Request for Proxies

Vermilion management is requesting your proxy for this meeting. We are paying all proxy solicitation costs incurred.

We have hired Laurel Hill Advisory Group to solicit proxies and will pay customary fees of $35,000 for these services, in addition to certain out-of-pocket expenses. We will mainly use mail to communicate with you. However, our employees or Laurel Hill may request your proxy by telephone, email or facsimile.

Record Date

March 13, 2024 is the record date for the meeting. If you held shares on March 13, 2024, you are entitled to receive notice of the meeting and attend and vote at it. You may also be entitled to vote your shares if you bought shares from a registered shareholder and notify Odyssey Trust Company ("Odyssey"), our transfer agent, at least 10 days before the meeting that you want to vote at the meeting.

Votes

You are entitled to one vote at the meeting for each common share you hold.

Quorum

We can only act on the items of business if we have a quorum at the meeting. Our quorum is at least two people holding or representing by proxy at least 25% of our outstanding common shares present at the meeting.

2024 Vermilion Energy Inc. Circular	14

Meeting

Voting Instructions

If you set out how you want to vote on your proxy or voting direction form, your proxyholder has to vote that way. If you do not set out how you want to vote, your proxyholder will decide for you.

If you sign and date the enclosed proxy or voting direction and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Fix number of directors to be elected at 10	FOR
Elect management nominees as directors	FOR
Appoint Deloitte LLP as auditors	FOR
Approve and confirm By-Law No. 2 requiring advance notice of director nominations	FOR
Advise on approach to executive compensation	FOR

Approvals

We need a simple majority (50% plus one) of the votes cast at the meeting to approve the number of directors, elect the directors, approve the appointment of auditors, approve of and confirm By-Law No. 2 (advance notice By-Law), and in respect of the advisory vote on our approach to executive compensation.

Amendments or Other Business

If any amendments or other matters of business are properly raised at the meeting, registered shareholders and duly appointed proxyholders will be able to decide to vote for or against these items. We are not aware of any changes to the current business of the meeting or any other business to be considered at the meeting.

Vote Counting

Odyssey counts the votes made by proxy. If you have a question about how votes are counted, please contact Odyssey at 1.888.290.1175.

NYSE Rules

Brokers who are subject to the NYSE rules and hold shares (as a nominee) for a beneficial shareholder (see details starting on page 17) may not vote your shares unless they have instructions from you for some items of business. If you do not provide instructions, the votes you submit for director elections and other non-routine matters, including the advisory vote on executive compensation, will not count. The number of shares will be counted for quorum purposes.

Voting Questions

Your vote is important to us. Please contact Laurel Hill if you have any questions about the business items of the meeting or need assistance voting.

(1.877.452.7184 (toll free in North America) 1.416.304.0211 (collect from outside North America)
*	assistance@laurelhill.com

2024 Vermilion Energy Inc. Circular	15

Meeting

Registered Shareholders

You are a registered shareholder if you have the original physical share certificate in your possession or hold your shares through a DRS statement.

Voting Before the Meeting

2	Proxy (complete and return the proxy)
:	Computer (see enclosed proxy form)

Voting Yourself During the Meeting

If you plan to attend the Meeting and want to vote your shares in person, do not complete or return the enclosed proxy form. Your vote will be taken and counted at the Meeting. Please register with Odyssey when you arrive at the meeting.

Appointing a Proxyholder to Vote During the Meeting

Whether you attend the meeting or not, you can appoint someone else to attend and vote as your proxyholder (the management members named in the proxy form or someone else who you pick). Complete the proxy form, sign it and return it. You may choose the management members named in the form (fill the form out as is) or someone else (print that person’s name on the form).

Counting Proxyholder Votes

Your votes only count if the person you appointed as proxyholder attends the meeting and votes. For this reason, we encourage you to vote in advance of the meeting.

Proxy Deadline

Return your completed proxy in the envelope provided so it arrives by 3:00 pm Mountain Time on April 29, 2024. If the meeting is postponed or adjourned, your proxy must arrive at least 48 hours (excluding weekends and holidays) before the meeting is scheduled to start. The time limit for the receipt of proxies may be waived or extended by the Chair of the meeting.

Revoking your Proxy

You may revoke your proxy before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary by April 30, 2024 (or the last business day before an adjourned or postponed meeting), or to the Chair of the Meeting on May 1, 2024.

2024 Vermilion Energy Inc. Circular	16

Meeting

Beneficial Shareholders

Most people are beneficial shareholders. You are a beneficial shareholder if your shares are not represented by one or more original physical share certificates registered in your name, but rather your shares are deposited and held on your behalf by your bank, trust company, securities broker, trustee or other institution - your nominee.

Voting Before the Meeting

2	Voting instruction form (complete and return the enclosed voting instruction form)
(	Telephone (see enclosed voting instruction form)
:	Computer (see enclosed voting instruction form)
Smartphone (see enclosed voting instruction form)

The Company may use the Broadridge QuickVote™ service to assist non-registered beneficial shareholders who are “non-objecting beneficial owners” with voting their shares over the telephone. Laurel Hill, Vermilion’s strategic shareholder advisor and proxy solicitation agent, may contact “non- objecting beneficial owners” to assist in conveniently voting their shares directly over the phone.

Voting During the Meeting

If you want to vote during the meeting, do not indicate your votes on the voting instruction form. You will also need to appoint yourself as a proxyholder (see Appointing a Proxyholder below).

Appointing a Proxyholder to Vote During the Meeting

If you want to appoint a proxyholder (yourself, the management nominees or someone else you pick), to vote for you during the meeting, complete the voting instruction form, sign it and return it. You may choose the management nominees named in the form (fill the form out as is), yourself (print your name on the form) or someone else (print that person’s name on the form).

The management nominees named in the form are already registered. Please also contact your nominee (also called an intermediary) in case there are additional procedures you must follow.

2024 Vermilion Energy Inc. Circular	17

Meeting

Counting Proxyholder Votes

Your votes can only be counted if the person you appointed as proxyholder attends the meeting and votes.

If you indicated your votes on the voting instruction form, your proxyholder may not vote at the meeting. To change your vote and allow your proxyholder to vote, you will need to revoke your proxy (see below) and follow the instructions above.

Form Deadline

Return your completed voting instruction form in the envelope provided so it arrives by 3:00 pm Mountain Time on April 26, 2024. If the meeting is postponed or adjourned, your voting instruction form must arrive at least 72 hours (excluding weekends and holidays) before the meeting is scheduled to start. The time limit for the receipt of vote instructions may be waived or extended by the Chair of the meeting.

Revoking your Proxy

You may revoke your proxy before it is acted on. Follow the procedures your nominee has provided. Your nominee must receive your request to revoke your instructions before 3:00 pm Mountain Time on April 29, 2024 (or the two business days before an adjourned or postponed meeting).

Meeting Business

Financial Statements

Our consolidated financial statements for the year ended December 31, 2023 and the auditor’s report on those statements are included in the annual report.

The annual report is also filed on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). You can also find it at vermilionenergy.com or ask us for a free copy.

Number of Directors

Under our by-laws, shareholders set the number of directors. We propose that 10 directors be elected to hold office until the next annual meeting or their successors are elected or appointed.

We recommend that you vote FOR fixing the number of directors to be elected at 10.

The people named in the enclosed proxy will vote FOR fixing the number of directors to be elected at 10 unless you tell them to vote against this item.

2024 Vermilion Energy Inc. Circular	18

Meeting

Elect Directors

Our director nominees are:

Robert B. Michaleski (Chair)	Dr. Timothy R. Marchant
Dion Hatcher	William B. Roby
James J. Kleckner Jr.	Manjit K. Sharma
Carin S. Knickel	Myron M. Stadnyk
Stephen P. Larke	Judy A. Steele

Our nominees are well qualified to be directors of Vermilion. Each has confirmed they are eligible and willing to serve if elected. Read more about them starting on page 41.

If a nominee is not available to serve at the time of the meeting (and we are not aware of any reason that would happen), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

We recommend that you vote FOR the election of the 10 nominees set out above.

The people named in the enclosed proxy will vote FOR the election of the above nominees unless you tell them to withhold your vote.

As discussed further below, the Board has adopted By-Law No. 2 requiring the advance notice of the nomination of directors in certain circumstances. No director nominations were made by shareholders in connection with the Meeting under By-Law No. 2 as at the date of this circular.

Majority Voting Policy

We have a majority voting policy in compliance with TSX requirements. A director who receives more “withhold” than “for” votes will offer to resign (unless there is a contested election). The GHRC will review the matter and recommend to the Board whether to accept the resignation.

The Board will announce its decision within 90 days of the meeting. We expect to accept the resignation unless there are exceptional circumstances that warrant the director continuing on the Board.

The director may not participate in any deliberations on their resignation. A copy of the policy is available at vermilionenergy.com.

2024 Vermilion Energy Inc. Circular	19

Meeting

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as the auditors for Vermilion for 2024. Deloitte was first appointed as Vermilion’s auditors in 2000.

In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.

The directors will be authorized to set the fees paid to the auditors. In 2023, audit fees increased due to the expiration of the previously negotiated fixed fee arrangement.

Audit Fees Paid

Category	Type of Work Billed for	2023 Fees	2022 Fees
Audit fees	Audit of annual financial statements and services normally provided for regulatory filings or engagements	$2,794,556	$1,497,599
Audit-related fees	Assurance or services reasonably related to the audit or review of the annual financial statements, including fees for audit-related services for prospectuses, participation fees levied by the Canadian Public Accountability Board and fees related to assets acquired or divested	$42,203	$68,393
Tax fees	Tax compliance services	$64,164	$102,385
Total		$2,900,923	$1,668,377

More information, including the Audit Committee Mandate, is available in our AIF.

We recommend that you vote FOR the appointment of Deloitte LLP as auditors.

The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

2024 Vermilion Energy Inc. Circular	20

Meeting

By-Law No. 2 (Advance Notice By-Law)

On February 19, 2024, the Board adopted By-Law No.2 requiring advance notice of the nomination of directors of the Company in certain circumstances.

By-Law No. 2 is designed to further the Company’s commitment to: (i) facilitating an orderly and efficient process for annual general meetings or, where the need arises, special meetings; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

By-law No. 2 contains provisions requiring advance notice to the Company in certain circumstances where nominations of persons for election to the Board are made by shareholders of the Company. By- Law No. 2 establishes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with By-Law No. 2.

Notice under By-law No. 2 is required to be provided as follows:

a.	in the case of an annual meeting of shareholders (including an annual and special meeting of shareholders), not less than 30 days before the date of the meeting, provided that, if such meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made (each such date being, the "notice date"), a nomination notice must be given not later than the close of business on the 10th day following the notice date;
b.	in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the notice date; and
c.	in the case of an annual meeting of shareholders (including an annual and special meeting of shareholders) or a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access is used for delivery of proxy-related materials, not less than 40 days before the date of the meeting, provided that, if such meeting is to be held on a date that is less than 50 days after the notice date, a nomination notice must be given, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the notice date and, in the case of a special meeting of shareholders, not later than the close of business on the 15th day following the notice date.

A nomination notice under By-Law No. 2 is required to include certain information in respect of each person proposed for nomination for election as a director and each shareholder giving the nomination notice including:

a.	in respect of the person proposed for nomination for election as a director: their name, age, citizenship, business and residential address; their current and prior five year principal occupation, business or employment; the number of securities of the Company owned or controlled (directly or indirectly) by the nominee; any agreements, arrangements or understandings (including financial, compensation or indemnity related) between the nominating shareholder and the nominee (or any affiliates or associates of, or any person acting jointly or in concert with, the nominating shareholder or the nominee) in connection with the

2024 Vermilion Energy Inc. Circular	21

Meeting

nominee's nomination and election as a director; and any other information that would be required to be disclosed in a dissident proxy circular in connection with the solicitation of proxies for election of directors;
b.	in respect of the shareholder giving the nomination notice: their name, business and residential address; the number of securities of the Company owned or controlled (directly or indirectly) by the nominating shareholder (or any person acting jointly or in concert with the nominating shareholder); any proxy, contract, arrangement, agreement or understanding pursuant to which the nominating shareholder (or any of its affiliates or associates, or any person acting jointly or in concert with the nominating shareholder) has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board; and any other information relating to such person that would be required to be included in a dissident proxy circular in connection with the solicitation of proxies for election of directors.

A nomination notice is also required to include a written consent duly signed by each nominee to being named as a nominee and to serve as a director of the Company, if elected, and that includes a statement that the nominee is not disqualified from being a director of the Company under the Business Corporations Act (Alberta).

The foregoing is a summary of By-law No. 2. A full copy of By-law No. 2, including the nomination and notice requirements, is attached to this Management Information Circular as Schedule E and is also available on sedarplus.ca and our website.

At the Meeting, shareholders will be asked to confirm and approve By-Law No. 2, and if it is not confirmed by the Shareholders at the Meeting, it will cease to be effective.

At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

"Resolved that:

1.       By-law No. 2, in the form attached as Schedule E to the Proxy Statement and Management Information Circular of the Company dated March 13, 2024, be and is hereby confirmed and approved as a by-law of the Company; and

2.       any one director or officer of the Company be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

We recommend that you vote FOR the approval and confirmation of the advance notice by-law.

The people named in the enclosed proxy will vote FOR the confirmation and approval of By-Law No. 2 unless you tell them to vote against the confirmation and approval.

2024 Vermilion Energy Inc. Circular	22

Meeting

Say on Pay

Vermilion has provided you with a say on our approach to executive pay since 2013. It helps us engage constructively with shareholders and ensures Board accountability for executive compensation.

At the 2023 annual meeting 93.25% of shareholders approved our approach to executive compensation.

Our 2023 executive compensation program was similar in approach to 2022. Read more about how our pay aligned to 2023 performance in the Compensation section starting on page 55.

The GHRC and Board take the results of the say on pay advisory vote into account when considering compensation policies and decisions. While we anticipate your support, if the advisory vote is not well supported the Board will consult with shareholders to better understand their concerns.

At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

“Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept Vermilion’s approach to executive compensation disclosed in the Proxy Statement and Information Circular of Vermilion Energy Inc. dated March 13, 2024.”

We recommend that you vote FOR our approach to executive compensation.

The people named in the enclosed proxy will vote FOR this resolution unless you tell them to vote against it.

Other Business

If any other matters of business are properly raised at the meeting, you or your proxyholder will be able to decide to vote for or against each matter. We are not aware of any other items of business to be considered at the meeting.

2024 Vermilion Energy Inc. Circular	23

Governance

Governance

Vermilion is committed to a high standard of corporate governance because it promotes effective decision-making by the Board and is in the best interests of our stakeholders.

In addition to complying with applicable Canadian and US regulatory requirements, we also align our governance with the United Nations Sustainable Development Goal 16.6 which promotes effective, accountable and transparent institutions and business disclosure.

In this section:

2024 Vermilion Energy Inc. Circular	24

Governance

Task Force on Climate-related Financial Disclosure ("TCFD") Sustainability / ESG

As an international company, Vermilion responsibly produces essential energy while delivering long- term value to our stakeholders. We integrate sustainability principles into our business to increase resilience, enhance development opportunities, reduce long-term risks and support the well-being of key stakeholders, including the communities in which we operate.

Vermilion has established a leadership position in sustainability performance and disclosure, and we seek to improve each year. We have applied the TCFD framework in our management of climate- and other sustainability-related risks and opportunities. The framework recognizes the importance of climate-specific disclosure while reflecting its intersection with other environment-related risks and opportunities, social factors such as safety and community engagement, and governance issues.

Our TCFD Index follows:

Disclosure	Source
Governance	Circular
Strategy	Annual Report MD&A
Risk Management	Annual Report MD&A
Metrics and Targets	Annual Report MD&A
Consolidated Climate (TCFD) Report	vermilionenergy.com/sustainability/reports/

Board Oversight

Integrated Sustainability is one of six strategic objectives in our long-term business plan. The Board is responsible for overseeing our sustainability- and climate-related strategy and performance which includes our direction, goals and targets.

Our Board committees provide additional ESG and risk oversight in their areas of focus:

Committee	Sustainability Focus Areas
Audit	Risk management and internal control systems
GHRC	Governance, ethics and people practices (including diversity, succession and development)
HSEC	Occupational, process and asset safety, environmental stewardship, risk management
TC	Reserves reporting, operational execution excellence and assessment of technical risk
SC	Energy transition, climate (emission reduction), environment (water and biodiversity) and social impacts (human rights, lobbying, community investment, and government and stakeholder relations)

The Board and Sustainability Committee receive quarterly briefings and performance reports on a variety of sustainability- and climate-related matters, including business unit updates, regulatory shifts, environmental and social trends, and strategic community investment activities. These are augmented by continuing education from third parties addressing various topics, including climate change and the energy sector, energy transition and ESG factors for institutional investors.

2024 Vermilion Energy Inc. Circular	25

Governance

The Sustainability Committee oversees long-term sustainability strategy, implementation, progress and communications. It also identifies and reviews emerging risks and opportunities associated with sustainability issues and how those are integrated into our enterprise risk management (ERM) system.

The Sustainability Committee Chair reports to the Board, with non-committee Board members also able to attend Sustainability Committee meetings. This ensures a holistic view of sustainability is considered in Board decisions, such as long-range planning, budget and capital allocation, and acquisitions and divestments. In 2023, the Board followed its previous materiality assessment, climate scenario analysis and emission reduction target-setting by:

•	Evaluating performance against our 2025 target to reduce Scope 1 emissions intensity by 15 to 20% by 2025
•	Ensuring the Company's development of a pathway to achieve its aspirational target of Scope 1 and 2 net zero emissions by 2050, including a 2030 Scope 1 and 2 emission intensity reduction target, for 2024 release
•	Approving emission reduction, asset retirement obligation (ARO) liability reductions and ESG rating agency performance contributions to the LTIP scorecard for executive and employee compensation
•	Receiving updates on sustainability-related projects, including potential renewable fuel partnerships and projects utilizing end of life assets, and strategic community investment
•	Assessing freshwater use in our global operations, and ensuring water management plans for higher freshwater intensity assets are developed and/or maintained
•	Approving corporate lobbying activities to ensure alignment with our stated climate and other positions, including the Paris Agreement
•	Reviewing sustainability disclosure, including the sustainability report and its associated approach to preparation, evaluation, data integrity and continuous improvement

2024 Vermilion Energy Inc. Circular	26

Governance

Management Role

A comprehensive team of executives and staff integrate sustainability through the organization.

Group / Role	Description	Responsibilities
Executive Committee Members

•     Principal: President and CEO, CFO and Vice Presidents of Business Development, International and HSE, and North America

•      Associate: General Counsel and Vice Presidents of European Operations, Geosciences, Investor Relations, People and Culture, Sustainability, and Marketing

• Manages sustainability and climate- related issues • Oversees people and culture and ESG- related matters • Risk management responsibility on an operational level
President and CEO		• Responsible for Company sustainability, including climate-related risks
Chief Financial Officer		• Responsible for risk monitoring and auditing to ensure practices are consistent with Vermilion's risk strategy and policies
Vice President Sustainability	Direct Report of President and CEO

•      Develops sustainability strategy and reporting, in partnership with corporate teams and business units; assures alignment with long-range business plan

•     Updates the Executive Committee monthly on strategy, issues, performance and reporting

•      Updates and receives guidance from the Board and Sustainability Committee quarterly

Sustainability Team	Centre of Excellence

•      Advises on all aspects of sustainability, including environmental, climate and social issues, based on extensive research and inputs from business units

•      Responsible for sustainability disclosure

•     Meets quarterly with sustainability leads to discuss issues, trends and learnings

Vice Presidents of International and HSE, and North America	Sustainability Business Unit Leads	• Leads operational sustainability with business unit leaders

Various departments also report sustainability priorities and progress as frequently as weekly to management and quarterly to the Board or committees on issues such as HSE targets and performance, risk management, regulatory changes and public and government relations.

2024 Vermilion Energy Inc. Circular	27

Governance

Risk

The Board has ultimate responsibility to oversee risk and risk management within Vermilion. It does so with the assistance of the Board committees who provide risk oversight in areas aligned with their mandates. All committees report to the Board on the risk issues they oversee.

Cybersecurity

We manage cybersecurity risks by ensuring we have appropriate technologies, processes and practices that prevent, detect and respond to threats as they emerge and evolve.

Our primary cybersecurity risks are loss or destruction of data, compromise of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to Vermilion’s reputation.

We rely on advanced controls to protect us from cyber-attacks, including:

•	Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss
•	Regular third-party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured to reduce security risks
•	Disaster recovery planning and ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks
•	Incident response processes to isolate and control potential attacks
•	Data backup and recovery processes to minimize risk of data loss and resulting disruption of business

We engage outside firms to test our firewalls and perform live cyber exercises. Employees acknowledge compliance each year with the information technology responsibilities and obligations in our Code of Business Conduct and Ethics.

2024 Vermilion Energy Inc. Circular	28

Governance

Our cybersecurity risks and risk management activities are overseen by the Audit Committee. The committee receives annually, or more frequently as the committee may request, reports from the CFO on projects to strengthen security systems and improve cyber readiness, and on existing and emerging threats. Ongoing cybersecurity and technology education is also provided to our Board through management reports and presentations by external subject matter experts.

Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a material cybersecurity event in the last three years.

Business Conduct and Ethics

We expect all of our directors, officers, employees and contractors to act with honesty and integrity. Our Code of Business Conduct and Ethics ("Code") outlines guiding principles that cover, among other things:

•	Workplace conduct and safety
•	Human rights
•	Fair dealing
•	Conflicts of interest
•	Securities trading
•	Anti-hedging
•	Anti-bribery and anti-corruption

The GHRC oversees our processes for compliance with and visibility of the Code. The GHRC reviews the annual sign-offs from all personnel that confirm understanding of and compliance with the Code.

Whistleblower Policy

Employees and other stakeholders may anonymously report concerns with or about:

•	Accounting, internal controls or auditing
•	Violations of law
•	Substantial mismanagement of our resources
•	Discrimination
•	Harassment

Reports may be made without fear of discrimination, retaliation or harassment through the following means:

(1.855.484.CARE (2273) (toll free in North America) 0011.800.4484.2273 (Australia)
*	useCARE@ca.gt.com CARE Program c/o Grant Thornton 200 King Street West, Box 11 Toronto, ON M5H 3T4

All claims are investigated and reported annually to the GHRC.

You can find a copy of our Code and Whistleblower Policy on our website at vermilionenergy.com.

2024 Vermilion Energy Inc. Circular	29

Governance

Diversity

Board Gender Diversity

Vermilion is committed to diversity on its Board. Our Board Diversity Policy embraces a broad concept of diversity including age, race, gender, personal attributes, skills, training, educational background and life experience.

We recognize the importance of equitable gender representation on the Board.

Our recruitment process ensures that at least 50% of the candidates are women.

Our intent is to broaden each search process to ensure qualified women candidates are available for consideration.

Vermilion reinforces our commitment to supporting diversity by being a member of the 30% Club of Canada. We are committed to maintain Board gender diversity of at least 30%.

The GHRC annually reviews the Board Diversity Policy and assesses its effectiveness in promoting a diverse Board.

For 2024, three of ten (30%) Board nominees for election are women.

You can find a copy of our Board Diversity Policy at vermilionenergy.com.

2024 Vermilion Energy Inc. Circular	30

Governance

Workplace Gender Diversity

We are committed to workplace practices that support and recognize the distinct needs of our female employees. While we do not have a formal target or timeline for gender composition of executive positions, we continue to prioritize career development and succession planning for our female employees to foster a more diverse senior leadership team in the future.

In 2023, we supported 30 females across our organization as part of a mentoring program aimed to accelerate their professional development and support career progression. The mentees were paired with senior leaders and were supported with a range of development and networking opportunities. Based on the positive feedback from participants, a second phase of the program will launch in 2024 for a new group of participants.

Currently, we have three women in Vice President level roles, representing 27% of all Vice President positions. Along with several other of our Vice Presidents, the three women Vice Presidents have been appointed to the Executive Committee as Associate Committee members.

Associate Executive Committee members attend the Executive Committee meetings, providing insights that help to enhance decision-making and build alignment. They are accountable for implementing initiatives and are responsible for strategic decisions within their areas and for engaging with the Principal Executive Committee members on relevant topics.

This formalizes the role of the Vice Presidents in the leadership structure, provides clarity on responsibilities and creates development opportunities for Associate Executive Committee members.

Vermilion proudly supports community events that celebrate women and provide them with opportunities to network and learn from other women in business.

Calgary Influential Women in Business Awards ("CIWB")

The CIWB celebrates women and men in Calgary who have achieved professional excellence while also championing diverse leadership in the community. In 2023, Mr. Tan, our Vice President, Business Development, and several women from our organization attended the CIWB gala. We plan to continue sponsoring this event in 2024 as it provides women in our organization with opportunities to network with other women in business.

The Art of Leadership for Women

The of Art of Leadership for Women is a full-day conference focused on motivating and providing essential knowledge to help women grow in their careers. Thirteen women from Vermilion attended the conference in 2023, expanding their knowledge on topics like team effectiveness, performance and success.

2024 Vermilion Energy Inc. Circular	31

Governance

Policies and Practices

Nominations and Board Succession

The GHRC, comprised of independent directors, nominates new directors, considering Board size, current and desired skills, and Board and individual performance evaluations. The committee’s objective in recruiting and nominating new directors is to continuously develop a high-performance Board, with diverse skills and deep expertise that add value to the business.

The GHRC follows the process below to develop a short list of candidates:

Top candidates meet with the Board Chair, board members and President and CEO to determine interest, suitability and availability before the GHRC recommends Board approval of appointment or nomination.

Board Tenure

We do not have a term limit for Vermilion directors. We believe our stakeholders are well served to have directors who have developed a deep understanding of Vermilion and our industry over time as well as new perspectives. Vermilion has effectively balanced experience and diversity with effective Board renewal practices as can be seen by our Board tenure profile on page 40.

50% of our director nominees have tenure of less than five years.

Retirement Guideline

Absent a Board extension, a director may not stand for re-election after age 75.

2024 Vermilion Energy Inc. Circular	32

Governance

Interlocks

A board interlock occurs when two or more of our directors also serve together as directors of another public company. The Board considers interlocks when reviewing new Board candidates and approving requests to join additional Boards.

There are no Board interlocks among the 2024 director nominees.

Over-boarding

We follow best governance guidelines regarding director over-boarding. A director who is an executive officer of Vermilion can sit on one outside public company board, and a director who is a non-executive Board member can sit on five public boards in total.

All of our directors comply with the over-boarding governance guidelines.

Independence and Board Committees

We have adopted independence standards that align with Canadian requirements and NYSE rules, to determine which of our directors are independent. We also voluntarily include independence items that US companies must comply with, which are similar to Canadian audit committee independence requirements, for our GHRC members.

Each year directors complete a questionnaire about their independence. The Board reviews the results in light of our standards and determines which directors are independent.

All of the Audit Committee and GHRC members meet the independence standards that apply to them. You can find a summary of independence standards on our website at vermilionenergy.com.

All of our non-executive directors are independent.

Sessions Without Management

Our Board and committee Chairs facilitate discussion among directors in-camera without management present. Matters arising for discussion with management are communicated by the Chair.

In 2023, a session without management was held at each quarterly Board and committee meeting.

2024 Vermilion Energy Inc. Circular	33

Governance

Director Orientation

We tailor our orientation program for the individual needs and experience of each new director. We ensure they receive detailed information on Vermilion’s strategy, operations and governance practices.

Our director orientation program covers six main components.

Continuing Education

Our directors are responsible for maintaining the skills and knowledge needed to meet their duties to Vermilion. They are encouraged to attend relevant courses or seminars. We also keep our directors up to date in several ways.

In 2023, our Board members toured our Montney assets, gaining firsthand insight into our operations, particularly our strong emphasis on Health, Safety and Environment, while also engaging in discussions regarding the asset's development.

See Schedule A for the details of the 57 continuing education sessions for directors completed in 2023.

2024 Vermilion Energy Inc. Circular	34

Governance

Board Assessment

Our annual Board assessment process includes one-on-one interviews as well as targeted written questionnaires. The process has four components:

**Confidential Questionnaires**

- 25 questions assessing effectiveness of the Board and Chair, includes numeric ratings and comments
- 4 question peer assessment of strengths and areas for development

**One-on-one Interviews**

- Led by Board Chair and Chair of GHRC
- 360 format with feedback from all directors and key executives
- Questions explore performance of the Board, Chair, committee Chairs, individual directors and the President and CEO against mandates and predetermined objectives

**Taking Action**

- Each committee reviews its results, develops recommendations and provides a summary to the Board
- Board Chair and GHRC review all other results and provide a summary to the Board
- Board approves proposed actions and checks in twice a year on progress

**2024 Action Plan**

- Following the 2023 annual assessment, the Board expanded the scope of the Independent Reserves Committee and re-named it the Technical Committee, and committed to enhancing communication between quarterly meetings

Our 2023 Board Evaluation results indicated that all of our individual directors, all committees and the Board effectively fulfilled their duties.

Structure

Our committees and the Board may also engage outside advisors as they consider appropriate.

2024 Vermilion Energy Inc. Circular	35

Governance

Board and Committees Mandates

Our Board and each committee have adopted mandates setting out various responsibilities and duties as described below. The Board and each committee annually review their respective mandates and consider any recommended changes.

A copy of the Board Mandate is included in Schedule C. You can review copies of our other mandates at vermilionenergy.com. Our various mandates cover:

Board Members

Each of our directors must act honestly and in good faith with a view to the best interests of Vermilion. The Board expects all directors to:

•	Be prepared for and attend all Board meetings
•	Participate fully in Board discussions, while maintaining effective and collegial relationships
•	Assist in external communications if requested by management
•	Avoid and/or promptly disclose conflicts of interest (real or perceived), including serving on another board of a company that operates in Vermilion’s key areas

2024 Vermilion Energy Inc. Circular	36

Governance

•	Be knowledgeable about our business and industry through orientation and continuing education opportunities
•	Understand the regulatory, business, social and political environments in which we operate
•	Participate on committees and be knowledgeable about their roles and responsibilities

Committees

Our committees assist the Board by providing closer oversight and reviews of matters within their respective areas. They report to the Board on their activities and make necessary recommendations to the Board. The committees’ primary responsibilities are noted below:

2024 Vermilion Energy Inc. Circular	37

Governance

Engagement

Stakeholder Expectations

Our stakeholders expect that we deliver strong financial results in a responsible and ethical way. To ensure we do so over the medium- and long-term, we prioritize the following:

Stakeholder Engagement

We believe that regular and open dialogue with our shareholders and other stakeholders is important to our success. We engage with shareholders and others according to our Disclosure Policy.

Our Board, executives and investor relations representatives engage with institutional and retail shareholders, sell-side research analysts and sales representatives, government officials and other interested parties throughout the year. We participate in numerous events and maintain several avenues of communication for stakeholders.

2024 Vermilion Energy Inc. Circular	38

Governance

Engagement Options and Opportunities

Item / Activity	Description
Annual meeting	Shareholders may ask questions of the Board and executives
Investor meetings	Formal and informal across North America, Europe, Australia and Asia
Conferences and expositions	Industry-based, for institutional and retail investors (13 in 2023)
Conference calls	Accessible by phone and internet with the investment community, including open question and answer sessions
Investor Relations hotline 1.866.895.8101 and inbox investor_relations@vermilionenergy.com	For timely responses to questions from investors and interested stakeholders
Vermilionenergy.com website	To access detailed consolidated and segmented corporate and investor information and all regulatory filings
Online sustainability report	Including performance metrics and management approaches to sustainability matters
Direct communication with the Board	See the next section for how to contact the Board

Communicating with the Board

Shareholders and other stakeholders may communicate with any Vermilion director at:

+	Vermilion Energy Inc. 3500, 520 3rd Avenue SW Calgary, Alberta T2P 0R3 Attention: Dion Hatcher
*	board@vermilionenergy.com (to communicate with the full Board)

Please use the mailing address above to communicate anonymously or confidentially. Please mark the name of the director or their role (e.g. Board Chair) on the envelope and mark it confidential.

The Board has requested that items unrelated to their duties, such as questions about day-to-day operations or advertising, not be distributed to the directors. We review the content of communications before they are distributed to directors.

Shareholder Proposals

Shareholders who wish to make a proposal should refer to section 136 of the Business Corporations Act (Alberta) for a full description of the procedures to follow. You can send your proposal to the care of our Corporate Secretary at the same address above.

We have an advance notice by-law. A copy of our advance notice by-law is included in Schedule E.

2024 Vermilion Energy Inc. Circular	39

Directors

Directors

The following pages set out information regarding each of the director nominees, including a brief summary of their experience and qualifications, age, compensation and share ownership information.

Each nominee brings a mix of skills and experience to the Board. The combination of these skills is important for the Board to effectively oversee the Corporation's business and to carry out its duties and responsibilities. The Corporation's intention is to foster a culture of inclusion and diversity within the organization.

Board Profile

Director	Gender	Age	Tenure	Experience	Committees
					AC	GHRC	HSEC	TC	SC
Michaleski		71	8 years	Oil and gas
Hatcher		51	1 year	Oil and gas
Kleckner		66	3 years	Oil and gas
Knickel		67	6 years	Oil and gas		Chair
Larke		52	7 years	Capital markets					Chair
Marchant		73	14 years	Oil and gas			Chair
Roby		64	7 years	Oil and gas				Chair
Sharma		58	3 years	Finance	Chair
Stadnyk		61	2 years	Oil and gas
Steele		64	3 years	Energy

In this section:

2024 Vermilion Energy Inc. Circular	40

Directors

Nominees

Experience	Over 40 years in oil and gas pipeline, integrated energy transportation, midstream services
Other / Past Directorships (5-year history)

•       Coril Holdings Ltd. (since 2003)

•       Director, Board Chair and Co-Chair of the General Oil and Gas Division of the United Way of Calgary and Area (2010 to 2018)

•       Pembina Pipeline Corporation (Pembina) (2000 to 2020)

•       Essential Energy Services (2012 to 2023)

Background

•      Various executive and management roles at Pembina, including CEO (2012 to 2013), President (2000 to 2012), Vice President and CFO (1997 to 2000),

Controller (1980 to 1992) and Manager, Internal Audit (1978 to 1980)

•      Oversaw transformation from a $450 million Alberta oil pipeline company to a $12.5 billion North American leading integrated energy transportation and midstream services company

Education	• B.Comm. (Honors), University of Manitoba
Other	• Chartered Accountant

Note:

1.	Calculated based on the total number of shares and DSUs on March 13, 2024 multiplied by $15.35 (the TSX closing price on March 13, 2024), in accordance with the Share Ownership Policy.

2024 Vermilion Energy Inc. Circular	41

Directors

Experience	Over 25 years of industry experience focused on production and operations engineering, asset management and business development, working onshore and offshore in Europe and Canada
Current Role

•       President (since Jan 1, 2022) and CEO (since March 7, 2023)

•       Various executive and management roles at Vermilion including President (2022 to 2023), Vice President, North America (2020 to 2021), Vice President, Canada Business Unit (2016 to 2020) and Director, Alberta Foothills - Canada Business Unit (2014 to 2016)

•       Joined Vermilion in 2006 as a Senior Exploitation Engineer on the France team and in 2008 progressed to the role of France Exploitation Manager

Background	• Prior to joining Vermilion worked at Chevron for nine years in operations, technical and project management roles both onshore and offshore
Education	• B.Sc. Mechanical Engineering (Dean's List), Memorial University of Newfoundland
Other	• Professional Engineer (P.Eng.) designation

Note:

1.	Calculated based on the total number of shares on March 13, 2024 multiplied by $15.35 (the TSX closing price on March 13, 2024), in accordance with the Share Ownership Policy.

2024 Vermilion Energy Inc. Circular	42

Directors

Experience	Over 35 years in oil and gas US onshore and international
Other / Past Directorships (5-year history)	• Great Western Petroleum (since 2021) • Parsley Energy (2019 to 2021) • Jagged Peak Energy (2017 to 2019) • Delonex Energy Ltd. (2016 to 2019)
Background

•       Most recently CEO of Jagged Peak, which focuses on production and development in the Permian Basin

•       Various executive roles at Anadarko Petroleum Corporation and Kerr McGee Corporation

•       Extensive operational and technical experience in US onshore and international oil and gas operations including leadership over a full range of exploration, development, production and operating priorities, including mergers and acquisitions, health, safety and environment, community and government relations and enterprise risk management

Education	• B.Sc. Petroleum Engineering, Colorado School of Mines
Other	• Member of Society of Petroleum Engineers

Notes:

1.	For 2023, Canadian and US directors received the same face value for retainers and fees, in their home country currency. US values have been converted to Canadian dollars using the exchange rate on December 29, 2023 of 1.3226.
2.	Calculated based on the total number of shares and DSUs on March 13, 2024 multiplied by $15.35 (the TSX closing price on March 13, 2024), in accordance with the Share Ownership Policy.

2024 Vermilion Energy Inc. Circular	43

Directors

Experience	Over 40 years in human resources, business strategy and development and crude oil and natural gas marketing
Other / Past Directorships (5-year history)	• Whiting Petroleum Corporation (now Chord Energy) (2015 to 2020) • Director, National MS Society - Colorado / Wyoming Chapter (2014 to 2019)
Background

•       Various global senior leadership roles at ConocoPhillips across several business lines, most recently as Corporate Vice President of Global Human Resources

•       Through extensive Board and Committee service with Hudbay Minerals Inc. (Compensation and HR Committee Chair, Corporate Governance and Nominating Committee member and Environment, Health, Safety and Sustainability Committee member) and Whiting (Compensation Committee member and Sustainability Committee Chair) has overseen a wide range of sustainability issues, including community and Indigenous Peoples engagement and development

Education	• B.Sc. Business, Marketing, University of Colorado • M.Sc. (Sloan Fellowship, Management), Massachusetts Institute of Technology

Notes:

1.	For 2023, Canadian and US directors received the same face value for retainers and fees, in their home country currency. US values have been converted to Canadian dollars using the exchange rate on December 29, 2023 of 1.3226.
2.	Calculated based on the total number of shares and DSUs on March 13, 2024 multiplied by $15.35 (the TSX closing price on March 13, 2024), in accordance with the Share Ownership Policy.

2024 Vermilion Energy Inc. Circular	44

Directors

Experience	Over 25 years in energy capital markets, including research, sales, trading and equity finance
Background

•       Various partner and senior leadership roles in private equity and investment dealer companies, most recently as Operating Partner and Advisory Board member with Azimuth Capital Management (an energy-focused private equity fund based in Calgary)

•       Formerly, Managing Director and Executive Committee member with Peters

& Co. (Peters) (2005 to 2015) and Vice President and Director with TD Newcrest (1997 to 2005)

Education	• B.Comm. (Distinction), University of Calgary
Other

•       Chartered Financial Analyst

•       Institute of Corporate Directors designation

•       Fundamentals of Sustainability Accounting (FSA) Credential Holder

•       Received leading rankings in the Brendan Wood International survey of institutional investors at Peters and TD Newcrest

•       Global Competent Boards ESG Designation

Note:

1.	Calculated based on the total number of shares and DSUs on March 13, 2024 multiplied by $15.35 (the TSX closing price on March 13, 2024), in accordance with the Share Ownership Policy.

2024 Vermilion Energy Inc. Circular	45

Directors

Experience	Over 40 years oil and gas industry experience in Canada and internationally, including exploration, foreign growth strategies, sustainability and international operations
Current Role

•       Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary, teaching energy, corporate social responsibility and sustainability strategies

•       Lecturer for the Institute of Corporate Directors Education Program on environment, social and governance strategies

•       Valeura Energy Inc., Board Chair

Other / Past Directorships (5-year history)	• Cub Energy Inc. (2013 to 2022) • TransGlobe Energy (2020 to 2022) • Vaalco Energy Inc. (2022 to 2023)
Background	• Various senior executive roles with British Petroleum and Amoco in North America, North Africa and the Middle East
Education	• Ph.D. Geology, Trinity College, University of Dublin • Executive Program, Ivey School of Business, University of Western Ontario
Other	• Institute of Corporate Directors designation

Note:

1.	Calculated based on the total number of shares and DSUs on March 13, 2024 multiplied by $15.35 (the TSX closing price on March 13, 2024), in accordance with the Share Ownership Policy.

2024 Vermilion Energy Inc. Circular	46

Directors

Experience	Over 40 years oil and gas industry experience, including exploration, production and operations, international business development, business ethics, health, safety and environment, and community engagement work with Indigenous Peoples
Current Role	• CEO, Shepherd Energy, LLC (since 2015)
Background

•       COO, Sheridan Production Company, LLC (2013 to 2014)

•       Various US and International management positions with Occidental Petroleum Corporation, most recently as Senior Vice President, Worldwide Operations and Production / Facility Engineering (2000 to 2013)

•       Operations Vice President, Altura (Shell/BP Joint Venture), the largest Permian Basin operator (1997 to 2000)

Education	• B.Sc. Mechanical Engineering, Louisiana State University
Other

•       Professional Engineer and member of Society of Petroleum Engineers

•       Significant expertise in CO2 sequestration and injection that has been called upon by both federal and state governments in the US

Notes:

1.	For 2023, Canadian and US directors received the same face value for retainers and fees, in their home country currency. US values have been converted to Canadian dollars using the exchange rate on December 29, 2023 of 1.3226.
2.	Calculated based on the total number of shares and DSUs on March 13, 2024 multiplied by $15.35 (the TSX closing price on March 13, 2024), in accordance with the Share Ownership Policy.

2024 Vermilion Energy Inc. Circular	47

Directors

Experience	Over 30 years of depth and experience navigating a wide range of operational matters in a variety of industries, with a comprehensive background in finance, real estate, procurement and business development
Other / Past Directorships (5-year history)

•       Export Development Canada (since 2020)

•       GE Canada Pension Trust Committee (since 2007 to 2023)

•       BGO Prime Canadian Property Fund (2008 to 2021)

•       Ontario Chamber of Commerce (2019 to 2021)

•       YMCA Greater Toronto (2013 to 2020)

•       GE Canada Company (2007 to 2019)

Background

•       CFO, WSP Canada

•     Various senior management roles with GE Canada over 20 years, including CFO with responsibilities spanning strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, diversity and inclusion

Education	• B.Comm. (Honors), University of Toronto
Other	• Fellow Chartered Professional Accountant • Institute of Corporate Directors designation • Global Competent Boards Designation • One of Canada’s Top 100 Most Powerful Women (2019)

Note:

1.	Calculated based on the total number of shares and DSUs on March 13, 2024 multiplied by $15.35 (the TSX closing price on March 13, 2024), in accordance with the Share Ownership Policy.

2024 Vermilion Energy Inc. Circular	48

Directors

Experience	Over 35 years oil and gas industry experience, both domestic and international, including project management, operations and leadership
Other / Past Directorships (5-year history)	• University of Saskatchewan Engineering Advancement Trust (since 2010) • Prairie Sky Royalty Ltd. (2018 to 2023) • ARC Resources (2013 to 2020)
Background

•       President (2009 to 2020) and President and CEO of ARC Resources Ltd. (2013 to 2020) transforming it from a royalty trust to a top-tier Montney producer

•       Domestic and international roles at a major oil and gas company, including project management and operations

Education	• B.Sc. Mechanical Engineering, University of Saskatchewan • Harvard Business School Advanced Management Program
Other

•       Professional Engineer and member of the Association of Professional Engineers and Geoscientists of Alberta

•       C.J. Mackenzie Distinguished Lecturer, College of Engineering, University of Saskatchewan (2022)

•       Institute of Corporate Directors designation

Note:

1.	Calculated based on the total number of shares and DSUs on March 13, 2024 multiplied by $15.35 (the TSX closing price on March 13, 2024), in accordance with the Share Ownership Policy.

2024 Vermilion Energy Inc. Circular	49

Directors

Experience	Over 35 years of business experience including 25 years in the energy industry, specifically energy trading, natural gas, wind and biomass electricity generation and regulated electric utilities
Current Role

•       President and COO of Emera Energy Inc., the energy trading subsidiary of Emera Inc., responsible for commercial performance, operations, business growth and development, risk management, and team leadership and development

•       Member of Emera Energy Inc. Corporate Leadership Team, Sustainability

Management Committee and Leadership Safety, Advisory Council

Other / Past Directorships (5-year history)	• Canadian Blood Services (since 2017) • St. Francis Xavier University (2016 to 2022)
Background	• Various executive and senior management roles with Emera • 14 years with Ernst & Young before joining Emera
Education	• Bachelor of Public Relations, Mount Saint Vincent University
Other	• Fellow Chartered Professional Accountant

Note:

1.	Calculated based on the total number of shares and DSUs on March 13, 2024 multiplied by $15.35 (the TSX closing price on March 13, 2024), in accordance with the Share Ownership Policy.

2024 Vermilion Energy Inc. Circular	50

Directors

Share Ownership

The Share Ownership Policy requires non-executive directors to hold three times their annual retainer. Board members have five years from their appointment date to comply. If a director is not in compliance they have 30 days to comply.

Shares and deferred share units ("DSUs") count toward share ownership requirements for directors. The value of equity-at-risk was calculated by multiplying the total number of shares on March 13, 2024 by $15.35 (the TSX closing price that day). See Schedule A for a table of year-over-year changes in director share ownership.

Attendance

Attendance is calculated including all regular Board and committee meetings, the Board strategy sessions and the annual shareholder meeting held since the director’s appointment. See Schedule A for more information.

In 2023, the average Board and committee attendance rate was 100%.

Skills Matrix

Our Board members have significant relevant experience in all facets of our business. Those directors who have senior leadership or significant operational experience in each area are highlighted below. All other directors have some familiarity and specific experience in all areas.

Area	Michaleski	Hatcher	Kleckner	Knickel	Larke	Marchant	Roby	Sharma	Stadnyk	Steele
CEO / Senior Officer
Global CEO / Senior Officer
Financial Experience
Financial Literacy
Governance / Board
Government Relations
Health, Safety and Environment
Human Resources and Compensation
Managing / Leading Growth
Oil and Gas Operations
Reserve Evaluation
Risk Management
Sustainability (ESG)

2024 Vermilion Energy Inc. Circular	51

Directors

Interlocks

There are no interlocks - where Vermilion directors serve together on the same outside board - among the 2024 director nominees.

The table below includes a list of our directors and their respective public boards.

Other Public Companies	Michaleski	Hatcher	Kleckner	Knickel	Larke	Marchant	Roby	Sharma	Stadnyk	Steele
California Resources Corporation	None	None	None							None
Crescent Point Energy
Finning International Inc.
Headwater Exploration Inc.
Hudbay Minerals Inc.
Topaz Energy Corp.
TransAlta Corp.
Valeura Energy Inc.

Sanctions, Orders or Bankruptcies

No director nominee is, at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the company in respect of which the Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ms. Knickel who was, from 2015 to 2020, a Board member of Whiting Petroleum Corporation which declared bankruptcy in April 2020 and emerged from bankruptcy in September 2020.

2024 Vermilion Energy Inc. Circular	52

Directors

Director Compensation

Philosophy

We compensate directors in light of current market conditions and competitive practices, in alignment with our pay-for-performance philosophy.

Our total director compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. We review the package annually to ensure we are able to attract and retain the skilled members needed on the Board.

Review and Approval

The GHRC is responsible for reviewing and approving director compensation. Each year they review director compensation against the peer group and industry practices used to measure corporate performance. See page 75 for the peer group.

In 2022, the GHRC recommended no increase in director compensation for 2023.

In 2023, the GHRC approved changes to director compensation effective January 1, 2024. The changes include integrating meeting fees into the annual retainer, adjusting the chair retainers for the Audit and GHRC and decreasing the amount of the annual retainers, resulting in an average decrease of 13.5% in compensation for non-chair Directors. Starting in 2024, Canadian and US directors will receive the same Canadian dollar value for retainers, converted and paid in their home country currency. The 2023 and 2024 compensation structure is outlined in the section below.

Structure

Board Position	2023 Compensation Structure[1]				2024 Compensation Structure[2]			Difference (2024 to 2023)
	Annual Retainer	Chair Retainer	Meeting Fees	Total Compensation	Annual Retainer	Chair Retainer	Total Compensation
Board Chair	$251,000	$57,500	$25,000	$333,500	$330,000	$0	$330,000	(1)%
Audit Chair	$251,000	$15,000	$25,000	$291,000	$235,000	$20,000	$255,000	(12)%
GHRC Chair	$251,000	$10,000	$25,000	$286,000	$235,000	$15,000	$250,000	(13)%
Other Chair	$251,000	$10,000	$25,000	$286,000	$235,000	$10,000	$245,000	(14)%
Board Member	$251,000	$0	$25,000	$276,000	$235,000	$0	$235,000	(15)%

Notes:

1.	For 2023, Canadian and US directors received the same face value for retainers and fees, in their home country currency.
2.	Effective January 1, 2024, Canadian and US directors will receive the same Canadian dollar value for retainers, converted and paid in their home country currency.

2024 Vermilion Energy Inc. Circular	53

Directors

Components

Our directors compensation may be paid in DSUs, common shares, cash or any combination payment. Directors may elect to receive all of their compensation in DSUs.

Directors must take 50% or more of their annual retainer in DSUs until they meet their share ownership requirements.

Directors who have met their share ownership requirement must take at least 25% of their annual retainer in DSUs.

Retainers are paid quarterly, after they have been earned.

Deferred Share Unit Plans

Our legacy Deferred Share Unit Plan will continue to govern grants made under it. The Omnibus Incentive Plan governs DSU grants made after May 11, 2022.

The only equity directors receive are DSUs provided in lieu of their cash retainer.

The pricing to determine the number of DSUs is based on applicable five-day volume weighted average price ("VWAP") prior to the grant date (the TSX for Canadian directors or the NYSE for US directors).

Non-employee directors can receive DSUs up to 100% of their total compensation.

2023 Compensation Paid

Directors did not receive any compensation other than their retainers and meeting fees in 2023.

In 2023, Vermilion directors together earned $2,870,065 in total. 63% was paid in DSUs.

Each director’s total compensation is included in their biographies. See Schedule A for the following tables regarding 2023 director compensation:

•	Summary Compensation Table
•	DSUs Delivered in Lieu of Cash Retainers in 2023
•	December 31, 2023 DSU Awards and Value
•	2023 DSU Awards Redeemed
•	Changes to Number and Value of Shares and DSUs Held

2024 Vermilion Energy Inc. Circular	54

Compensation

Compensation

Letter to Shareholders

Dear Fellow Shareholders,

The GHRC is pleased to share an overview of Vermilion’s performance in 2023 and a summary of how we determined 2023 executive compensation.

In the following pages you will find detailed discussions of our philosophy and how it aligns with corporate performance. Our objective is to incentivize exceptional performance that will benefit shareholders. To do this, we ensure that 79% of overall executive compensation is tied to performance.

79% of executive compensation is performance-based.

Pay-for-Performance

We are accountable for ensuring that the links between pay and our business goals are appropriate and strongly aligned with your interests as shareholders. We also consider how to mitigate compensation- related risk to Vermilion.

In this section:

2024 Vermilion Energy Inc. Circular	55

Compensation

2023 Financial and Operational Key Achievements

In 2023, we made significant progress towards our debt reduction and asset high-grading initiatives, while also advancing key growth projects in Canada, Germany and Croatia. We closed the Corrib acquisition in Ireland and completed the disposition of select non-core assets in southeast Saskatchewan early in the year. These transactions further strengthened our asset base by adding more low emission, premium-priced European natural gas to our portfolio while divesting less efficient, higher cost assets in Canada.

Financial Results	• FFO[1] of $1.1 billion and FCF[1] of $552 million represent the second strongest year in the history of the company
• Net debt decreased by $266 million in 2023 to end the year at $1.1 billion, which is the lowest level in over a decade and represents 0.9 times our annual FFO
• Returned $160 million (29% of free cash flow) to shareholders, comprised of $65 million of dividends and $95 million of share repurchases
Operational Results	• Annual average production of 83,994 boe/d, which was at the mid-point of our 2023 guidance range
• Strong performance across many of our business units served to offset wildfire- related downtime in Canada and maintenance downtime in Australia
• Continued asset high-grading initiative by closing the Corrib acquisition in Ireland and divesting of select non-core assets in southeast Saskatchewan
• Advanced our Montney development in Canada and deep gas exploration plans in Germany
ESG and HSE	• On track to achieve 15-20% Scope 1 emissions intensity reduction target by 2025, with 10% reduction at end of year 2022 compared to baseline of 2019 (2023 results available mid-2024)
• Ahead of ARO reduction target to achieve $500MM reduction by 2027, with $273MM reduced by end of year 2023
• Top quartile peer sustainability performance: 100th percentile for S&P Global, MSCI and ISS
• Reduced recordable injuries by 18%, Total Recordable Incident Frequency (TRIF) by 33%, Motor Vehicle Incidents (MVI) by 27% and decreased spill volumes by 83%

Note:

1.       See Advisory Statements in Schedule F.

2024 Vermilion Energy Inc. Circular	56

Compensation

2023 Pay Decisions

Our 2023 compensation program was similar to the 2022 programs.

We connect our performance metrics to our commitment to shareholders by combining reasonable base salary compensation with short-term and long-term incentive opportunities that are tied to operating and financial results. We target compensation at the market median relative to market comparators.

We target pay at the market median.

Base Salary Changes

All base salary changes reflect adjustments to meet the median pay of peers for similar positions. The salary changes include:

•	A 21.3% increase for Mr. Hatcher. When Mr. Hatcher was promoted to President in January 2022, we set his annual compensation at the 25th percentile of our peer group. The larger salary increase in 2023 is reflective of Mr. Hatcher's time in the role resulting in compensation increases to better align with market median over time.
•	An increase for market adjustments for Mr. Glemser, Mr. Tan, Mr. Kerwin and Mr. Kremnica.

2024 Vermilion Energy Inc. Circular	57

Compensation

Short-term Incentive (Bonus)

Our 2023 STIP scorecard evaluates corporate success based on four factors: financial performance (40%), health, safety and environment (10%), operational performance (35%), and strategy (15%). See page 79 for full details.

Following the GHRC assessment and recommendation, the Board approved a performance multiple of 95% for 2023. The assessment considered that Vermilion:

•	Outperformed target performance on our HSE and strategy measures
•	Achieved target performance on the majority of our operational measures
•	Underperformed on our financial measures due to lower commodity prices than budgeted

Our NEO bonus payments were 15% lower in 2023 than 2022, excluding Mr. Kremnica1. This was because our short-term incentive plan ("STIP") multiple was 23% lower in 2023.

•	Mr. Hatcher's STIP decrease is partially offset by higher earnings from his base salary increase.

Our President and CEO's bonus payment is based 100% on corporate performance. The bonus for our other NEOs is based on a combination of corporate and individual performance.

Note:

1.	Vermilion ended Mr. Kremnica's employment without just cause on February 21, 2024, prior to the STIP payment date; as a result he did not receive a 2023 STIP award. Pursuant to Mr. Kremnica's executive employment agreement, the one-time contractual severance amount payable upon cessation of employment was calculated as $492,578.60, which followed the terms as set out on page 93 comprised of one times base salary, one times average bonus of last three years and one times cost of benefits. Mr. Kremnica will be eligible for vesting of LTIP awards during the severance period as per the terms of the executive agreement and as outlined on page 93.

2024 Vermilion Energy Inc. Circular	58

Compensation

Long-term Incentive Plan ("LTIP")

2023 LTIP Award

LTIP awards are granted on an annual basis, taking into consideration individual performance, the prior year grant, retention and competitive market data. The 2023 LTIP awards for NEOs were similar when compared to the 2022 LTIP grants.

2024 Vermilion Energy Inc. Circular	59

Compensation

2023 LTIP Performance Multiple

The 2020 LTIP grant vested in 2023. Following the GHRC assessment of the Company's three year performance against the 2020 LTIP grant metrics, they recommended and the Board approved a performance multiple of 1.5 times. The performance multiple was determined using our LTIP scorecard, which evaluated corporate success over a three-year period based on goals set in three areas: market returns (30%), financial and operational performance (60%) and environment, social and governance sustainability (10%). See page 80 for full details.

2023 LTIP Payout

Long-term incentive awards that vested in 2023 were settled in shares issued from treasury.

Together, Vermilion executives and employees drive our performance, so our compensation is based on one incentive plan for executives and employees alike.

We Welcome Your Feedback

As always, we welcome comments and feedback from you on our executive compensation program.

Submitted by the members of the Governance and Human Resource Committee

2024 Vermilion Energy Inc. Circular	60

Compensation

Compensation Governance

Decision-Making Structure

Our Board decides targeted compensation for Vermilion executives, based on recommendations from the GHRC.

The GHRC receives information and bases its recommendations on peer company publicly disclosed compensation information, survey information from consulting firms and input and feedback from the President and CEO (with respect to performance of other NEOs). Data about performance and peer comparisons is compiled by management and includes supporting executive compensation recommendations for the year.

The Board and the GHRC work collaboratively to determine NEO compensation to be approved by the Board.

The Board has discretion to adjust compensation programs up or down to ensure outcomes link to our performance.

**Board** Approves

- Accountable for approval of all major compensation programs and payouts (President and CEO, executives and employees)
- Determines according to compensation philosophy, while managing risk
- Approves corporate performance based on established scorecards

**GHRC** Reviews and Recommends

- Makes recommendations to Board for all compensation programs
- Reviews compensation risk factors and corporate performance

**President and CEO** Provides Input

- Reviews executive and employee compensation recommendations from management

**Management** Proposes

- Proposes executive and employee compensation payouts based on program design, including market data, peer proxy review and compensation data from Mercer
- Stress-tests and back-tests compensation program and pay mix elements

2024 Vermilion Energy Inc. Circular	61

Compensation

Process and Testing

We follow a similar process each year to evaluate and determine our compensation programs.

Set target compensation
Set pay mix and at-risk pay
Set performance objectives
Link pay to performance and stress-test
Decide performance-based awards
Back-test compensation
Annual Compensation Process

Management’s Analysis

Management supports its recommendations by providing the GHRC with analysis that includes:

• Compensation market information (peer group and local oil and gas industry)	• Corporate performance scorecards
• Vermilion's performance compared to peers	• Compensation trends and practices
• Guidance from governance organizations such as CCGG, ISS and Glass Lewis	• Executives’ pay relative to total shareholder return
• Individual performance relative to objectives	• Shareholder feedback

Management also provides the GHRC with current and historic compensation information (base salary, short- and long-term incentives and total compensation) for each executive.

Stress-testing and back-testing information is also provided to ensure that the GHRC can weigh the impact of various market and performance scenarios before making a recommendation to the Board.

Consultants

The GHRC and the Board are both authorized to use their own outside consultants on executive compensation. In 2023, the GHRC obtained survey data from Mercer (Canada) Ltd.

Compensation Consultant Fees

Services	2023 Fees	2022 Fees
Executive compensation-related fees	—	—
All other fees (includes survey data from Mercer)	$14,200	$13,125
Total	$14,200	$13,125

2024 Vermilion Energy Inc. Circular	62

Compensation

GHRC

Work Plan

Each year the GHRC follows a work plan to ensure it has continuous oversight and input into executive compensation. The GHRC’s annual work plan is included in Schedule C on page 111.

GHRC Membership Qualifications

All members of the GHRC are independent. Our GHRC members are highly experienced former and current senior executives who have considerable compensation program and human resources-related experience. Based on their individual and collective experience they provide strong leadership and governance oversight of the design and execution of our compensation programs.

Consistent with its mandate the GHRC is well equipped to inquire, debate, provide guidance and make decisions in respect of a wide range of human resources and compensation matters.

Member	Human Resources and Compensation Skills and Experience
Knickel, Chair

•           GHRC member since August 1, 2018, Chair since May 1, 2020

•           Executive leadership positions in various energy businesses as well as Vice President of Global Human Resources for ConocoPhillips

•           Director and compensation / human resources committee experience with Hudbay and Whiting Petroleum

•           As a director and former human resources executive, Ms. Knickel brings a wealth of experience in both managing and overseeing compensation matters and decisions

Larke

•           GHRC member since June 11, 2017

•           Director of Headwater Exploration and Topaz Energy, with oversight of compensation matters

•         As a former executive with various private equity and investment dealers specializing in the energy industry, Mr. Larke has extensive experience in reviewing compensation programs from a shareholder perspective

Michaleski

•           GHRC member since June 11, 2017

•           Executive leadership roles at Pembina, including President and CEO, has extensive experience in reviewing compensation programs

•           Former director and governance and compensation committee chair of Essential Energy Services, with significant experience reviewing governance and compensation matters from a shareholder perspective

Sharma

•           GHRC member since June 1, 2022

•           Director of Finning, Export Development Canada, TransAlta and former member of GE Canada Pension Trust Committee

•           Completed the Institute of Corporate Directors education program

•           In her Board roles she oversees executive compensation programs and decisions

Steele

•           GHRC member since July 19, 2021

•           Executive leadership positions in various energy businesses

•           As President and Chief Operating Officer of Emera Energy, she manages team leadership and development, overseeing compensation recommendations

•           From her various executive management and Board roles she brings a breadth of knowledge and understanding of energy industry compensation practices

2024 Vermilion Energy Inc. Circular	63

Compensation

Philosophy and Objectives

Our compensation philosophy and program objectives are the same for all employees, including our executives. We prioritize the long-term, sustainable success of Vermilion.

Our compensation objectives align with our philosophy through six principles:

## Attract and Retain Personnel

- Our success relies on our ability to attract, retain, motivate and engage high-caliber, skilled talent

## Business Objectives Alignment

- We align employee interests with Vermilion's business and strategic objectives

## Shareholder Value Alignment

- We focus employees on key business factors that will drive shareholder value

## Pay-for-Performance

- We align compensation with our corporate strategy, financial interests and the long-term interests of our shareholders

## Target Pay at Market Median

- We set compensation that is fair and reasonable to shareholders and employees (given the local market for similar positions, and employee experience in role)

## Risk Management

- We align compensation with prudent risk tolerance

Our compensation program incorporates reasonable objectives to encourage long-term financial sustainability and growth, while ensuring outcomes are in the best interests of stakeholders.

Our compensation programs target pay at the market median of our peer group.

2024 Vermilion Energy Inc. Circular	64

Compensation

Elements

All elements of our compensation program fit within two categories.

2024 Vermilion Energy Inc. Circular	65

Compensation

Summary of Elements

	Direct			Indirect
	Salary	Short-term Incentives (Bonus)	Long-term Incentives	Savings Contributions	Benefits and Perquisites
What	Fixed amount paid in dollars	Variable amount	Variable amount in the form of share awards	Contribution to a non-registered or registered plan	Includes extended health, dental, life insurance, wellness benefits
Why	For skills and knowledge employees deliver	Rewards personal contributions and achievement of organizational objectives	Rewards achievement of long-term objectives	Employees can increase their ownership in Vermilion while also supporting their savings and retirement goals	Helps maintain a healthy lifestyle
	Provide income certainty to attract and retain	Enhances retention	Enhances retention and promotes sustained shareholder value growth	Enhances retention	Enhances retention
Target	Median, based on performance and time in role	Median, based on performance, targets and a percentage of eligible earnings	Median, based on overall performance	Median	Median
Performance Period	Day-to-day	One year	Three years	Day-to-day	Day-to-day
Payout	Provided each pay period	Paid in cash or shares or combination of both at the discretion of the Board	Awards vest as cash or shares or combination of both at the discretion of the Board	Contributions made each pay period	Provided each pay period
Triggers	Evaluated annually and on job change	Individual and corporate performance, based on STIP scorecard	Cliff vesting tied to LTIP scorecard	Up to 7% of contributions matched at 1.5 times (maximum: 17.5% total contribution)	Provided to all employees, except parking (senior level employees)
Risk	No risk	At-risk reward	At-risk reward	At-risk reward	No risk

Long-term incentive grants are pro-rated for new-hires in the year of hire.

Only 25% of the employer contribution to the Savings Plan can be made through the issuance of shares from treasury.

2024 Vermilion Energy Inc. Circular	66

Compensation

Direct Compensation

Base Salary

In the first quarter of the year the GHRC approves the base salary budget for all employees and the level of base salary for each NEO. During the year the GHRC retains the ability to make adjustments to reflect changes in competitive practices, the market and overall economic conditions. Annual adjustments are usually effective April 1st.

Variable Pay

The President and CEO’s bonus depends 100% on corporate results. For all other executives and employees, the bonus is based on a combination of individual and corporate performance.

NEOs (other than the President and CEO) may have bonus multipliers higher or lower than the corporate performance scorecard for short- and long-term incentive grants because of the individual performance component of their awards. We assess individual performance on contributions to meeting Vermilion’s financial, operating, environmental, safety and sustainability goals and objectives. This provides a way to differentiate the performance contributions of employees.

We measure corporate and individual performance in similar ways, with a range of outcomes from bottom quartile to top quartile. Our compensation reflects our results.

Individual Performance

Our individual performance management process includes:

•	Setting clear expectations for performance
•	Communicating performance and development goals, and career aspirations
•	Identifying opportunities to learn and grow
•	Providing ongoing feedback
•	Evaluating results and how they were achieved
•	Recognizing accomplishments

Corporate Performance

We measure corporate performance annually using our balanced STIP and LTIP scorecards. Our business and strategy are guided by our core business principles of:

2024 Vermilion Energy Inc. Circular	67

Compensation

Our STIP and LTIP scorecards provide a fair evaluation of corporate performance by tying closely to our strategic goals (including quantitative and qualitative factors) and delivery of superior long-term value creation for our shareholders.

Short-term Incentives

2023 STIP Scorecard

Category	Measure(s)	Reason	Weight
Financial Performance	• Net debt to cash flow • Payout ratio • EBIT-ROACE (earnings before interest, tax, depreciation and amortization on return on average capital employed) • Cash flow • Cash flow per share	• Reinforces the importance of a strong balance sheet, maintaining a total payout ratio below 100%, and ensuring a focus on profitability • Provides a holistic view of our financial performance	40%
Operational Performance	• Production relative to budget and guidance • CAPEX (capital expenditures) relative to budget • Gross G&A (general and administrative) cost relative to budget • Operating costs • Transportation costs	• Supports the core principle of consistently delivering results to meet or exceed expectations	35%
Health, Safety and Environment (HSE)	• Year-end performance against industry-typical set of leading and lagging indicators[1]	• Aligns to our first priority of conducting our business in a manner that ensures the health and safety of people involved in our operations • Ensures management continues to focus on HSE performance, including as it relates to ESG	10%
Strategy	• Strategic capital allocation	• Assesses strategic acquisitions and/or dispositions completed, execution of the business plan and returns to shareholders, if any, based on a one-year performance	15%

Note:

1.	Leading indicators are inputs such as observations, inspections and prevention projects. Lagging indicators are outputs such as lost time incidents, total recordable injuries, motor vehicle accidents, and spills and releases.

2024 Vermilion Energy Inc. Circular	68

Compensation

The scorecard is intended to provide a corporate performance score between 80% and 120% for the majority of the time. These scores translate into payouts between 50% and 150% of the targets for the NEOs. It is possible to have payments up to 200% in very successful years and payments below 50% in poor performing years.

By design our STIP scorecard will usually
result in a performance score between 80% and 120%.

Performance Level	Performance Score (of target)	Payout (of target value)
Minimum	60%	0%
Low	80%	50%
Target	100%	100%
High	120%	150%
Maximum	140%	200%

Payouts are distributed linearly between 0% and 200%.

The value of the short-term incentive paid to an NEO depends on their individual salary and performance targets, and the corporate score, as shown below:

President and CEO

Other NEOs

2024 Vermilion Energy Inc. Circular	69

Compensation

Long-term Incentives

Our long-term incentives provide all of our employees with an immediate ownership stake in Vermilion, motivating superior individual performance and alignment with shareholders.

Our standard long-term incentive program accommodates four share award types:

### Annual - Reward performance and retain employees

- Granted to employees (including executives) on April 1
- Vests on the third-year anniversary

### New-hire - Attract new hires

- Granted to new employees on hire
- Vests annually over three years
- Integrates new employees into full participation in the long-term incentive program

### Promotional - Reward achievement and retain employees

- Granted on promotion
- Vests annually over three years
- Aligns compensation to reflect the median of the new role

### Transitional - Compensate interim responsibilities before a promotion takes effect

- Granted when there is more than three months between the announcement and effective date of a promotion and the employee takes on significant additional work during that time without additional compensation
- Reduces the promotional award by approximately one third

All share awards granted to executives are 100% performance-based, no matter the type of grant.

Employees, other than executives, can choose to receive their awards (except in respect of a portion of the award for new-hire grants as discussed below) as either:

•	100% performance-based award, or
•	75% performance-based and 25% time-based (restricted) award

Employees who do not make a choice receive 75% performance- and 25% time-based awards.

For new-hire grants, awards vesting on the first anniversary are 100% time-based awards (restricted share units); for awards vesting on the second and third anniversaries a new-hire can choose their award type (as above).

Our long-term incentive awards are designed to attract, retain, engage and reward our employees globally.

2024 Vermilion Energy Inc. Circular	70

Compensation

Long-term incentive awards are payable to active employees (as defined in the plan) upon vesting.

The annual LTIP grants for NEOs are determined based on the individual performance and market median alignment of our peer group.

LTIP Scorecard (Awards Granted after April 1, 2021)

The scorecard below is measured over three years and used to determine vesting for awards granted after April 1, 2021.

Category	Measure	Reason	Weighting
Market Returns	3-year relative total shareholder return (TSR)	Directly aligns with the shareholder experience	38%
Profitability	3-year earnings before interest, tax, depreciation and amortization on return on average capital employed (EBIT-ROACE)	Provides a clean analysis of intrinsic profitability by calculating a return on the capital we invest	18.5%
Operational Results	3-year proved developed producing after-tax (PDP-ATAX) recycle ratio measure	Assesses profitability based on producing assets, supporting our goal to reduce our cost structure	18.5%
Strategy	3-year execution of strategic plan, technology and innovation	Assesses strategic execution, including acquisitions, dispositions, returns to shareholders, and technology and innovation advance	15%
Sustainability	• Emissions Reduction • Asset Retirement Obligation Reduction • ESG Rating Agency Scores	Illustrates the importance of sustainability and how we carry this focus into all operations	10%

Three of the five measures above (TSR, PDP ATAX recycle ratio and sustainability) differ from the measures used in the STIP scorecard. The other two LTIP scorecard measures (EBIT-ROACE and strategy) are similar to the STIP scorecard; however, in the context of the LTIP scorecard they measure performance over a 3-year period rather than the one-year short-term incentive measures.

We apply a multiple between 0.0 and 2.0 (based on our performance over three years as determined by the LTIP scorecard) when long-term incentive awards vest.

Long-Term Incentive Score	Multiple
Less than 20%	0
20% - 39.9%	0.5
40% - 49.9%	0.75
50% - 59.9%	1
60% - 79.9%	1.5
80% - 100%	2

2024 Vermilion Energy Inc. Circular	71

Compensation

LTIP Scorecard (Awards Granted before April 1, 2021)

The scorecard below is measured over three years and used to determine vesting for awards granted before April 1, 2021.

Category	Measure	Weighting
Market	3-year relative total shareholder return (TSR)	30%
Financial and Operational	3-year after-tax cash flow recycle ratio 3-year fund flows from operations (FFO) return on capital	60%
Environment, Social and Governance Sustainability	Execution of the sustainability strategy including third-party ESG ratings	10%

We apply a multiple between 0.0 and 2.0 (based on our performance over three years as determined by the LTIP scorecard) when long-term incentive awards vest.

Long-term Incentive Score	Multiple
3.5001 to 4.5 (4th Quartile)	0
2.5001 to 3.5 (3rd Quartile)	1
1.5001 to 2.5 (2nd Quartile)	1.5
1.000 to 1.5 (1st Quartile)	2

2023 is the last year we have to manage two different long-term scorecards: one for awards granted prior to April 1, 2021 and one for awards granted on or after April 1, 2021.

Once vested, the Board decides if the awards are settled in cash, shares or a combination of both, and whether shares paid on settlement are to be issued from treasury or acquired through the facilities of the TSX.

Omnibus Incentive Plan

Our Omnibus Incentive Plan governs incentives paid to employees, executives and others, including:

•	Grants of share awards and, for our non-employee directors, deferred share units
•	Payments of employee (including executive) bonuses
•	Employer contributions to employee savings plans

The incentive plan was approved by shareholders at the annual shareholder meeting held on May 11, 2022. A detailed summary of the incentive plan is in Schedule D, and a full copy is available on sedarplus.ca under Vermilion’s profile (filed April 8, 2022 under Other Securityholders Documents).

The incentive plan replaced the then existing Vermilion Incentive Plan, Deferred Share Unit Plan, Employee Bonus Plan and Employee Share Savings Plan. The legacy plans continue to govern outstanding awards made under those plans.

The Omnibus Incentive Plan share reserves must be approved by shareholders every three years. The next approval will be May 2025.

2024 Vermilion Energy Inc. Circular	72

Compensation

Share Reserve Under the Plan

The number of shares reserved for issue under the incentive plan is based on a 3.5% treasury rolling reserve. The total number of shares authorized and reserved for issuance under the incentive plan from treasury will not exceed 3.5%.

Under the plan, incentives may be settled with:

•	Cash
•	Shares issued from treasury (to a maximum of 3.5% of issued and outstanding shares)
•	Shares acquired on a stock exchange (which do not dilute the interests of shareholders), or
•	Any combination of the above

Awards that exceed the available reserves are settled with market purchased shares, cash or a combination of both, which limits shareholder dilution.

Burn Rate

The burn rate shows how quickly we are using treasury issued shares under the incentive plan. It is calculated by dividing the number of awards in a given year by the weighted average number of outstanding shares.

Our 2023 burn rate is 1.50%.

See Schedule D for tables setting out details of our year-end share reserves, burn rate and securities authorized for issue under equity compensation plans.

Participation Limits

All incentives granted under the plan are subject to the treasury reserve limit of 3.5% and insider participation limits (being a limit of not more than 5% of the outstanding shares entitled to be received by any insider and not more than 10% of the outstanding shares issued or issuable to all insiders together).

2024 Vermilion Energy Inc. Circular	73

Compensation

Indirect Compensation

Savings Plan

The purpose of our Savings Plan is to help employees enhance their financial well-being.

We do not have a pension plan for any Canadian-based employees.

Eligible employees, including executives, can contribute up to 7% of their base earnings to our savings plan through regular payroll deductions. We match employees’ contributions 1.5 times to a maximum of 10.5%.

Employees can choose to invest their personal contributions in Vermilion shares, cash, tax-free savings account, registered retirement savings plan or other investments. Employer contributions are made through Vermilion shares issued from treasury, acquired on the open market or a combination of both (as decided by the Board).

The employer match helps increase employee ownership in Vermilion. Under our Omnibus Incentive Plan, the employer contribution by issuance of shares from treasury is limited to 25% of the total contribution. In 2023, a total of 54,712 shares were issued from treasury at prices per share between

$15.48 and $20.63.

Benefits and Perquisites

Our Canadian benefit plans provide all employees with extended health and dental coverage, life insurance, an employee assistance program and disability insurance. Benefits provided to employees vary depending on the country where employees are located.

We limit the use of perquisites - special benefits - for our executives, as we do not think they should be a significant element of compensation, but we understand that some are appropriate to keep us competitive. The GHRC regularly reviews benefits and perquisites to ensure they are market competitive.

2024 Vermilion Energy Inc. Circular	74

Compensation

Peer Group

We use the peer group to measure our three-year relative total shareholder return for long-term incentives and benchmark compensation for our directors, executives and Canadian employees.

We use information provided in peer annual management circulars to benchmark executive and director compensation at the median.

Selection Criteria

We screen potential peers to ensure we include those who are like us in terms of our business model, size, operations and scope. We look at exploration and production companies listed on the S&P TSX Composite Index. We then apply a size filter of 0.25 to 4.0 times that of Vermilion based on market capitalization, revenue, assets and production.

We strive for continuity in the peer group, where possible, and identify outliers and companies with similar business that may not meet all selection criteria. The GHRC annually reviews the peer group to ensure the peers are appropriate and to identify any unusual circumstances that might support changes to the group. Following our annual review in 2023, and upon the recommendation of the GHRC, the Board approved the 2024 peer group (with no changes from 2023).

Peer Group Comparisons

2023 Peer Group[1]	Head Office Location	Sales[2,3]	Barrels of Oil Equivalent per Day	Assets[2]	Market Capitalization[2,4]
ARC Resources Ltd.	Calgary	$5,260	351,954	$12,383	$11,740
Baytex Energy Corp.	Calgary	$3,383	160,373	$7,461	$3,599
Birchcliff Energy Ltd.	Calgary	$740	75,699	$3,177	$1,544
Crescent Point Energy Corp.	Calgary	$3,499	159,411	$12,776	$5,697
Enerplus Corporation	Calgary	$2,245	100,015	$2,736	$4,107
MEG Energy Corp.	Calgary	$4,548	101,425	$6,898	$6,501
Murphy Oil Corporation	Houston	$4,557	192,640	$12,917	$8,618
Paramount Resources Ltd.	Calgary	$1,799	96,393	$4,389	$3,739
Parex Resources Inc.	Calgary	$1,909	54,356	$3,195	$2,590
Peyto Exploration & Development Corp.	Calgary	$986	104,948	$5,510	$2,332
Whitecap Resources Inc.	Calgary	$3,849	156,501	$9,602	$5,304
Average		$2,980	141,247	$7,368	$5,070
Median		$3,383	104,948	$6,898	$4,107
Vermilion Energy Inc.	Calgary	$2,023	83,994	$6,236	$2,591
Vermilion's Position[5]		8	10	7	9
Vermilion's Percentile		33	14	45	20

Notes:

1.	Figures reflect 2023 fiscal year results.
2.	Sales, assets and market capitalization are set out in millions of dollars. Enerplus Corporation, Murphy Oil Corporation and Parex Resources Inc. report in US dollars. The sales figure has been converted to Canadian dollars using the 2023 average exchange rate of 1.3497. The assets and market capitalization figures have been converted to Canadian dollars using the exchange rate on December 29, 2023 of 1.3226.
3.	Sales represent oil and gas sales and exclude sales from trading or third-party marketing.
4.	Market capitalization as at December 31, 2023.
5.	Position order is from largest to smallest.

2024 Vermilion Energy Inc. Circular	75

Compensation

2023 Pay Decisions

The GHRC considers a variety of factors when determining NEO compensation, including Vermilion’s overall financial and operational performance and each individual NEO's contributions towards meeting corporate objectives.

The GHRC annually reviews corporate performance against corporate objectives. A combination of superior individual and corporate performance can result in total compensation that is above median, provided it is affordable for Vermilion.

Total NEO Compensation

Our total NEO compensation in 2023 was 16.0%1 lower than in 2022 and is the lowest in the last five years, due to a lower STIP scorecard result of 95% in 2023 compared to 124% in 2022 and changes to the management team during this time. Total NEO compensation as a percentage of FFO is 0.75% in 2023, which is the 2nd lowest in the last five years.

Total NEO compensation was higher in 2020 due to severance payments made to our former President and Chief Executive Officer and former Executive Vice President and Chief Operating Officer and three years of LTIP new-hire grants made to two NEOs added in 2020.

Total pay to NEOs from 2019 to 2023 (excluding 2020) ranged from $8.6 million to $11.1 million.

Note:

1.	The 2023 NEO compensation disclosed in this Circular compared to 2022 NEO compensation disclosed in the 2023 Circular.

2024 Vermilion Energy Inc. Circular	76

Compensation

2023 Total Compensation Mix

We emphasize at-risk compensation for our NEOs. At-risk pay depends on Vermilion’s performance on Board approved goals and metrics, as well as share price performance.

In 2023, 85.3% of the President and CEO’s pay and 74.2% of the other NEOs' pay was at-risk.

Compensation mix is based on the following:

•	Salary as of April 1, 2023
•	STIP award for the 2023 performance year, payable on March 28, 2024
•	LTIP award granted on April 1, 2023
•	Excludes other compensation

2023 Corporate Results

In 2023, we delivered on our strategic priorities and continued to re-position Vermilion for long-term success. We outperformed on HSE and strategy measures. Operationally, we also performed well, with the exception of not meeting target performance on operating costs. See details on the next page.

In 2023, we achieved FFO of $1.1 billion and FCF of $552 million, the second strongest year in our Company's history.

2024 Vermilion Energy Inc. Circular	77

Compensation

STIP Scorecard Results

We established our 2023 short-term incentive performance targets based on our budget guidance released on January 6, 2023.

The GHRC considers the score we achieve in determining the multiplier for the short-term incentive awards. The Board may still apply discretion (positive or negative) to the score if it does not reflect Vermilion’s performance. For 2023, the Board exercised positive discretion on financial performance, increasing the corporate performance score to 98% which correlates to a scorecard result of 95%. This change partially offsets the negative impact of commodity price changes on our financial measures and recognizes two significant accomplishments in 2023: 1) achieving the second-highest cash flow in Vermilion’s history and 2) reaching our lowest debt-to-cash flow in a decade.

The table on the following page shows the assessment of our actual results in 2023 against our 2023 targets. It also shows (for comparison) our 2022 performance.

Operational and financial measures are adjusted to align with the original budget scope as well as normalized for material changes such as acquisitions and divestments. Therefore, some of the results included in our STIP scorecard are different than reported. These adjustments ensure we normalize the results to exclude production and expenditures related with acquisitions to ensure we are measuring our STIP results against the original budget.

The financial performance measures are based on the budgeted operational performance and commodity prices. Significant changes in commodity prices during the year will impact the cash flows and the corresponding financial score.

2024 Vermilion Energy Inc. Circular	78

Compensation

Scorecard Results

Category	Measures	2022 Actual	2023 Target	2023 Results	2023 Assessment	2023 Allocation
Financial Performance (40%)	Net debt to cash flow	0.29x	0.67x	0.99x	Under-performed	24.0%
	Payout ratio	33.0%	50.6% - 48.6%	63.0%	Under-performed
	EBIT-ROACE	32.6%	27.5% - 31.5%	(5.3)%	Under-performed
	Cash flow	$1,811 mm	$1,367 mm - $1,451 mm	$1,111 mm	Under-performed
	Cash flow per share (fully diluted)	$10.76	$8.31 - $8.83	$6.64	Under-performed
Operational Performance (35%)	Production (versus budget and guidance)	82,343	Average: 88,325 - 89,213	88,088	Under-performed	35.0%
		79,603	Exit: 89,995 - 90,899	93,654	Outperformed
		82,343	Guidance: 87,000 - 91,000	88,657	Performed
	Gross G&A (relative to budget)	$2.72/boe	$2.87/boe - $3.05/ boe	$3.02/boe	Performed
	CAPEX (relative to budget)	$413 mm	$557 mm - $579 mm	$555.1 mm	Outperformed
	Operating costs	$14.65/boe	$18.39/boe - $17.31/ boe	$18.49/boe	Under-performed
	Transportation costs	$2.44/boe	$2.97/boe - $3.15/ boe	$2.93/boe	Outperformed
HSE (10%)	Year-end HSE and ESG performance (leading and lagging indicators)	0.76x	0.51x - 1x	1.03x	Outperformed	10.1%
Strategy (15%)	Strategic capital allocation (acquisitions, dispositions and shareholder returns)	Outperformed	Perform	Outperformed	Outperformed	21.0%
Total Corporate Performance Score						90.1%
Final Corporate Performance Score with Board Discretion						98.0%
Correlating STIP Scorecard Result						95.0%

The performance score result of 98% translates to a short-term incentive award multiple of 95.0%.

2024 Vermilion Energy Inc. Circular	79

Compensation

LTIP Scorecard Results

Our LTIP scorecard measures our performance over the three preceding years, which for the 2023 LTIP vesting is January 1, 2020 to January 1, 2023. We established our long-term incentive performance targets based on our historical performance. Past performance results are analyzed to determine the targets with a focus on continuous improvement.

The long-term incentive corporate performance score determines the multiple for the vesting of long- term incentives.

The Board may still apply discretion (positive or negative) to the corporate performance score if it does not reflect Vermilion’s performance.

We have two different long-term scorecards: one for awards granted prior to April 1, 2021 and one for awards granted on or after April 1, 2021. 2023 is the last period we have to manage two different scorecards.

The table below shows the scorecard assessment of our three-year results against our pre-established targets, for LTIP awards that were granted prior to April 1, 2021 and vesting in 2023. It also shows (for comparison) our results for the 2022 vesting.

			2022 Vesting	2023 Vesting
Category	Measure	Weighting	Results	Target	Results	Assessment	Score
Market Returns	3-year relative total shareholder return (TSR)	30%	-33.1%	Peer group median	16.9%	Underperformed	1.20
Financial and Operational	3-year after-tax cash flow recycle ratio	30%	1.64x	1.0x - 1.6x	1.67x	Performed	0.60
	3-year fund flows from operations on capital employed	30%	16.3%	9% - 13%	20.6%	Outperformed	0.30
	Sustainability	10%	1st quartile	Peer group median	1st quartile	Outperformed	0.10
Total Long-term Incentive Corporate Performance Score							2.20
Long-term Incentive Multiplier							1.50

Our long-term incentive performance score of 2.20 resulted in a payout multiple (applying the LTIP multiple on page 72) of 1.5 times for long-term incentives granted prior to 2021 and vesting in 2023. The Board did not apply discretion to override the LTIP scorecard multiple of 1.50 for these awards.

2024 Vermilion Energy Inc. Circular	80

Compensation

The table below shows the scorecard assessment of our three-year results against our pre-established targets, for new-hire, promotional and transitional LTIP awards that were granted in 2021 and 2022 and vesting in 2023.

Category	Measure	Weighting	Target	Result	Score
Market Returns	3-year relative total shareholder return (TSR) - percentile rank	38%	50%- 59.9%	9%	—%
Profitability	3-year earnings before interest, tax, depreciation and amortization on return	18.5%	5.1% - 9%	12.20%	18.50%
Operational Results	3-year proved developed producing after-tax (PDP- ATAX) recycle ratio measure	18.5%	1.41 - 1.6	1.55	10.56%
Strategy	3-year execution of strategic plan, technology and innovation	15%	Perform	Outperform	11.99%
Sustainability	• Emissions Reduction • Asset Retirement Obligation Reduction • ESG Rating Agency Scores	10%	50% - 59.9%	96.8%	9.68%
Total Long-Term Incentive Corporate Performance Score					50.7%
Long-term Incentive Multiplier					1.0

Our long-term incentive performance score of 50.7% resulted in a payout multiple (applying the LTIP multiple on page 71) of 1.0 times for long-term incentives granted in 2021 and 2020 that vested in 2023. The Board did not apply discretion to override the LTIP scorecard multiple of 1.0 for these awards.

The first year vesting of all new-hire grants have a 1.0 times performance multiple to reflect that new- hire employees have not contributed to the corporate performance over a three-year period, and therefore, their award should not be subject to a performance multiple.

For the 2023 vesting, the Board decided the long-term incentive awards would be settled in shares issued from treasury.

2024 Vermilion Energy Inc. Circular	81

Compensation

Relative Total Shareholder Return

Vermilion's Total Shareholder Return has outperformed our peers in 2 of the last 3 years.

	2021	2022	2023
Vermilion	180%	52%	-32%
Peers' TSR	161%	47%	-4%

2024 Vermilion Energy Inc. Circular	82

Compensation

Share Performance Graph

The following graph compares our common shares with our peer group and the S&P/TSX Oil and Gas Exploration & Production Index. It shows the yearly change in cumulative total shareholder return if

$100 was invested in Vermilion shares, the shares of our peer group and the index on December 31, 2018. The amounts assume all dividends are reinvested.

The graph also shows the total compensation of our NEOs, as a group, in each year. The data for 2020 excludes payments made on leadership changes.

Over 79% of NEO compensation is performance-based and aligned with a focus on long-term TSR.

Total Return	2019	2020	2021	2022	2023
Total NEO Annual Compensation[1,2] (MM)	$9.9	$9.0	$11.1	$10.2	$8.6
Vermilion Energy	$82	$23	$65	$100	$68
Peer Group Average[3]	$106	$69	$180	$265	$254
S&P/TSX Oil and Gas E&P Index	$110	$82	$157	$246	$271

Total Return	2019	2020	2021	2022	2023
Vermilion Energy	-17.6%	-71.7%	179.9%	52.4%	-31.8%
Peer Group Average[3]	6.1%	-35.1%	161.4%	47.0%	-4.1%
S&P/TSX Oil and Gas E&P Index	9.9%	-25.3%	91.6%	56.1%	10.2%

Notes:

1.	2020 total annual compensation excludes severance payments for terminated executives and includes the value of the annual grant (not the full new-hire grant) for the incoming executives.
2.	NEOs include the President and CEO.
3.	Peer group excludes Vermilion.

2024 Vermilion Energy Inc. Circular	83

Compensation

Cost of Management Ratios

We evaluate the cost of management on a long-term basis relative to key metrics. Total cost is aligned with our goal of providing long-term shareholder value.

Our cost of management ratio averaged 0.47% of total market capitalization over the last five years.

	2019	2020	2021	2022	2023
Total NEO Annual Compensation[1,2] (MM)	$9.9	$9.0	$11.1	$10.2	$8.6

Notes:

1.	2020 total annual compensation excludes severance payments for terminated executives and includes the value of the annual grant (not the full new-hire grant) for the incoming executives.
2.	NEOs include the President and CEO.

2024 Vermilion Energy Inc. Circular	84

Compensation

Individual Results

Base salaries for NEOs are as of April 1, 2023. 2023 short-term incentives will be paid in cash on March 28, 2024. Long-term incentives shown are the award granted on April 1, 2023 based on individual performance and market median alignment to our peer group. Other compensation includes perquisites as summarized in Schedule B.

Dion Hatcher, President (since January 1, 2022) and CEO (since March 7, 2023)

2023 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$485,000	$440,550	$2,380,303	$56,065	$3,361,918

Key Achievements for 2023

Area	Achievement
Financial

•     Delivered the second strongest year in the history of the company with FFO of

$1.1 billion and FCF of $552 million. As a result, net debt decreased by $266 million, representing 0.9 times our annual FFO which is the lowest leverage in over a decade

Operational and Strategic

•     Returned $160 million to shareholders, comprised of $65 million of dividends and $95 million of share repurchases

•     Improved our portfolio's ability to generate FCF with the Corrib acquisition in Ireland and divestment of select non-core assets in southeast Saskatchewan in conjunction with advancing our key development assets in the Montney and Germany

ESG and HSE	• Improved HSE and ESG performance with a significant reduction in total recordable incident frequency, motor vehicle incidents and spill volumes in addition to emission reductions to achieve our 15-20% Scope 1 emissions intensity reduction target by 2025

2024 Vermilion Energy Inc. Circular	85

Compensation

Lars Glemser, Vice President and Chief Financial Officer (since April 7, 2018)

2023 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$385,000	$280,000	$1,247,005	$47,381	$1,959,386

Key Achievements for 2023

Performance	Achievement
Financial	• Debt reduction in excess of $260 million in the year; debt reduction over the past three years has totaled approximately $1 billion
• Base dividend increased 25% from 2022 levels, supporting a 35% increase in shareholder returns when including share buy-backs
• Successful extension of the $1.6 billion revolving credit facility ("RCF") to May 2027. The RCF was undrawn at year-end 2023

2024 Vermilion Energy Inc. Circular	86

Compensation

Jenson Tan, Vice President, Business Development (since October 26, 2017)

2023 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$325,000	$185,000	$640,005	$41,286	$1,191,291

Key Achievements for 2023

Performance Area	Achievement
Operational and Strategic	• Successful acquisition of 36.5% Corrib interest from Equinor increasing international and European gas weighting
• Successful divestment of Saskatchewan Queensdale assets
• Successful execution of several bolt-on acquisitions strengthening our core areas

2024 Vermilion Energy Inc. Circular	87

Compensation

Darcy Kerwin, Vice President, International and HSE (since November 13, 2020)

2023 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$305,000	$170,000	$640,005	$37,737	$1,152,742

Key Achievements for 2023

Performance Area	Achievement
HSE	• Reduced recordable injuries by 18%, Total Recordable Incident Frequency (TRIF) by 33% and Motor Vehicle Incidents (MVI) by 27%, and decreased spill volumes by 83%
Operational	• Advanced permitting on key drilling opportunities in Croatia, Germany and France for 2024 execution; safely carried out large turnaround maintenance programs in Australia and Ireland, including the construction of a new refrigeration process at Corrib
• Successfully closed and integrated Equinor’s 36.5% interest in the Corrib natural gas project in Ireland

2024 Vermilion Energy Inc. Circular	88

Compensation

Bryce Kremnica, Vice President, North America (November 1, 2021 - February 21, 2024)

2023 Compensation

Salary	Short-term Incentives[1]	Long-term Incentives	Other Compensation	Total Compensation
$305,000	—	$640,005	$38,871	$983,876

Key Achievements for 2023

Area	Achievement
Operational and Strategic	• Progressed development of the BC Mica Montney lands, achieving strong well results on the initial pad and advancing plans to test down- spacing potential with future pads

•     Advanced BC Mica Montney Infrastructure plan, completing engineering, receiving all permits and initiating construction on a 16,000 boe/d battery which will increase Mica Montney production capacity to approximately 20,000 boe/d

• Successfully executed divestment of select non-core assets in southeast Saskatchewan, reducing our operating cost structure and asset retirement obligations

Note:

1.	Vermilion ended Mr. Kremnica's employment without just cause on February 21, 2024, prior to the STIP payment date; as a result he did not receive a 2023 STIP award. Pursuant to Mr. Kremnica's executive employment agreement, the one-time contractual severance amount payable upon cessation of employment was calculated as $492,578.60, which followed the terms as set out on page 93 comprised of one times base salary, one times average bonus of last three years and one times cost of benefits. Mr. Kremnica will be eligible for vesting of LTIP awards during the severance period as per the terms of the executive agreement and as outlined on page 93.

2024 Vermilion Energy Inc. Circular	89

Compensation

Other Compensation Policies

Equity Ownership

In 2023, our share ownership requirements for executives were calculated using the current market price and varied based on position as follows:

•	Five times annual salary for the President and CEO
•	One times annual salary for Vice Presidents

Starting January 1, 2024, the share ownership requirements for our NEOs, except our President and CEO, has increased to two times their annual salary in Vermilion shares. Our President and CEO continues to require five times his annual salary and our other Vice Presidents continue to require one times their annual salary in Vermilion shares. The value of unvested LTIP share awards is not included in the calculation of ownership.

Executives have five years from their appointment to accumulate the minimum number of shares required. After the five-year accumulation period, if an executive is not in compliance with the applicable share ownership policy requirement, the executive has 30 days to comply.

All our NEOs exceed their share ownership requirements.

Our share ownership policy manages share ownership during employment and takes the place of restrictions on selling vested LTIP share awards. Following resignation or retirement, the President and CEO is required to hold 2 times his annual base salary for a period of 12 months.

A table setting out the equity at-risk and any changes over the year for each of the NEOs is in Schedule B.

Trading in Vermilion Securities

Under our trading policy, insiders of Vermilion - directors, executives, employees and others who may have undisclosed material information about Vermilion - may not trade our shares or any derivatives.

The policy:

•	Provides guidance on material information and disclosure procedures
•	Imposes blackouts - no trading periods - around financial statement approvals (from one to two weeks before Board approval until the second trading day after release of the financials or longer for executives and certain employees)
•	Requires transactional blackouts be imposed from time-to-time for relevant personnel
•	Gives guidance on handling confidential information
•	Requires directors and officers to obtain approval from our CFO prior to initiating any trade
•	Requires directors and officers to report their trades

2024 Vermilion Energy Inc. Circular	90

Compensation

Anti-hedging

Our anti-hedging policy prohibits directors and officers from engaging in trades that would hedge - offset - a decrease in the market value of Vermilion securities they own or control.

The policy does not prevent a director or officer from pledging Vermilion securities as security for a loan.

We monitor trading activities of our executives and directors to ensure it is consistent with our policies. No director or officer, to our knowledge, hedged their Vermilion securities in 2023.

Recovery Policy (Recoupment of Incentive Compensation)

In November 2023, the Company adopted a Recovery Policy. In the event of an accounting restatement, our executive officers (current or former) are required to repay incentive-based compensation we paid to them if:

•	The incentive-based compensation was based on the erroneously reported financial information, regardless of whether the executive officer engaged in any misconduct and regardless of fault;
•	The amount received by the current or former executive officer exceeds the amount that would have been received had the incentive-based compensation been determined based on the restated amounts, without regard to taxes paid; and
•	Compensation was received during the three-year recovery period preceding the date the Company is required to prepare the accounting restatement.

The Recovery Policy is in addition to any other clawback mechanism that may apply under law or under other Company policies currently in place.

Succession Planning

The Board oversees the succession plan for our senior leadership team, including our President and CEO.

The plan ensures we: (i) have a pool of strong, diverse candidates for senior leadership positions; (ii) actively develop candidates through a robust training and development program, and; (iii) attract and retain key people for our long-term success.

Our approach to leadership development focuses on building competency throughout the organization, identifying high-potential employees and preparing those employees to take on senior leadership positions in the future. We also have a mentoring program to help high-potential female employees prepare for senior leadership roles.

Each year the Board reviews the succession plan for members of our Executive Committee and critical skill employees, as well as our approach to developing senior level employees for executive positions in the future. This includes: (i) providing lateral moves across functions to increase breadth of knowledge;

(ii) internal leadership development to enhance industry and key leadership skills; (iii) enrollment in relevant university or executive leadership programs, and; (iv) 360 assessment and development programs for senior leaders

The GHRC is responsible for reviewing our employee talent pool and succession planning on an ongoing basis and ensuring our succession plan for senior leaders and critical skill employees is presented to the Board annually. The Board also ensures that directors have opportunities to get to know and become familiar with the work of employees within our talent pool.

2024 Vermilion Energy Inc. Circular	91

Compensation

Termination and Change of Control

Change of Control

A change of control happens when, among other things, someone acquires one-third of our outstanding voting shares (or other securities that can be converted into voting shares).

Employment Agreements

All our executive employment agreements provide for a salary, discretionary bonuses and the grant of LTIP share awards (as approved by the Board under our compensation plans). Executives, like all other employees, are reimbursed for reasonable expenses and receive benefits under our benefit plans.

Generally, an employment agreement is put in place within six months of appointment to an officer position. All executives currently have employment agreements in place.

Any amendments to the agreements or waivers of any provision must be in writing.

Double Triggers

In 2018, we introduced double-trigger provisions on a change of control for severance payments regarding salary, short-term incentives and benefits.

In 2022, we introduced double-trigger provisions for LTIP share awards under our Omnibus Incentive Plan to align with best governance practices.

To receive a lump-sum payment for salary, short- and long-term incentive payments and benefits, two events must occur:

•	Change of control event, and
•	Termination of employment
o	By the employer within 10 days of the effective date of the change of control date, or
o	By the executive for good reason[1] within 60 days of the effective date of the change of control

Legacy Agreements

Executive agreements signed before 2018 are grandfathered with single-trigger change of control provision for salary, short-term incentives and benefits. Mr. Tan remains the only executive subject to single-trigger employment agreement provisions.

Share awards granted under our legacy Vermilion Incentive Plan remain grandfathered with single- trigger provisions. The last vesting of share awards granted under the legacy plan will be in 2024.

Note:

1.	Good reason is defined as: a materially detrimental change in the Executive's position or duties, title or office, or a reduction by the Corporation in the Executive's annual salary or any material change in the manner in which the Executive's annual salary is determined.

2024 Vermilion Energy Inc. Circular	92

Compensation

Termination Payments

Executives or their personal representatives are entitled to receive (regardless of the type of termination of employment):

•	Any unpaid salary up to the termination date
•	All outstanding vacation pay
•	All outstanding expense reimbursements

Termination Chart

Type	Severance	Short-term Incentives	Long-term Incentives	Benefits
Retirement	None	None

If the executive is a minimum of 55 years old and has a minimum tenure of 10 years:

•      share awards active less than one year expire on the retirement date

•      share awards active for greater than one year, vest on schedule at 1.0 times

If the executive does not meet this criteria, all share awards expire on the date of retirement

None
Termination for just cause or resignation	None	None	All share awards expire on the termination date	None
Termination without just cause / termination by executive for good reason	• Two times annual salary for President and CEO • One times annual salary for Vice Presidents	• Two times the 3-year average annual bonus for President and CEO • One times the 3-year average annual bonus for Vice Presidents	All share awards that would have vested will vest on the next vesting date (within the severance period): • two years for President and CEO • one year for Vice Presidents	Amount equal to cost of benefits for the severance period
Change of control and loss of employment			All share awards vest
Death	None	None	All share awards vest on the date of death in accordance with the applicable plan text	None

If at the time of termination of employment an executive has not been employed for three years, the average of the bonuses paid for each full year of service to date is used to calculate short-term incentives.

If at the time of termination of employment an executive is receiving long-term disability Vermilion is not obligated to pay their salary or outstanding vacation pay.

Following termination of employment our executives are subject to restrictions preventing the use of confidential information. They are also restricted for one year from certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

2024 Vermilion Energy Inc. Circular	93

Compensation

Termination Payments

Executives terminated without just cause by Vermilion, who leave for good reason or who lose their employment after a change of control (a trigger event) would receive the payments set out below.

Termination Payments Assuming a Trigger Event on December 31, 2023

Executive	Triggering Event	Salary	Short-term Incentives	Long-term Incentives[1,2,3]	Benefits	Total
Hatcher	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$970,000	$825,033	$2,310,268	$138,457	$4,243,758
	Change of control and loss of employment	$970,000	$825,033	$4,519,366	$138,457	$6,452,857
	Death	—	—	$4,519,366	—	$4,519,366
Glemser	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$385,000	$329,000	$1,769,732	$59,233	$2,542,965
	Change of control and loss of employment	$385,000	$329,000	$3,606,361	$59,233	$4,379,594
	Death	—	—	$3,606,361	—	$3,606,361
Tan	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$325,000	$227,667	$1,158,863	$52,429	$1,763,959
	Change of control and loss of employment	$325,000	$227,667	$2,122,030	$52,429	$2,727,125
	Death	—	—	$2,122,030	—	$2,122,030
Kerwin	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$305,000	$209,783	$686,742	$49,195	$1,250,720
	Change of control and loss of employment	$305,000	$209,783	$1,649,909	$49,195	$2,213,887
	Death	—	—	$1,649,909	—	$1,649,909
Kremnica	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$305,000	$137,250	$407,794	$50,329	$900,373
	Change of control and loss of employment	$305,000	$137,250	$1,370,961	$50,329	$1,863,540
	Death	—	—	$1,370,961	—	$1,370,961

Notes:

1.	Long-term incentives are valued using the December 29, 2023 closing price of shares on the TSX of $15.97.
2.	Long-term incentives have been valued using their actual performance multiplier. Awards active less than a year are valued at 1.0 times.
3.	Long-term incentive awards granted on or after April 1, 2023 are eligible for the retirement provisions as outlined on page 114. On December 31, 2023 these awards have not been active for one year and therefore would not be eligible for vesting upon retirement.

Executives who resign or are terminated for just cause do not qualify for a termination payment.

2024 Vermilion Energy Inc. Circular	94

Schedules

Schedules

In this section:

2024 Vermilion Energy Inc. Circular	95

Schedules

Schedule A - Director Tables

2023 Summary Compensation Table

Director	Board Retainer	Chair Retainer	Meeting Fees	Total Fees	Portion Taken As
					DSUs	Cash
Michaleski	$251,000	$57,500	$25,000	$333,500	$154,250	$179,250
Hatcher[1]	—	—	—	—	—	—
Kleckner[2]	$331,973	—	$33,065	$365,038	$257,246	$107,792
Knickel[2]	$331,973	$13,226	$33,065	$378,264	$86,300	$291,964
Larke	$251,000	$10,000	$25,000	$286,000	$130,500	$155,500
Marchant	$251,000	$10,000	$25,000	$286,000	$261,000	$25,000
Roby[2]	$331,973	$13,226	$33,065	$378,264	$245,871	$132,392
Sharma	$251,000	$15,000	$25,000	$291,000	$133,000	$158,000
Stadnyk	$251,000	—	$25,000	$276,000	$276,000	—
Steele	$251,000	—	$25,000	$276,000	$276,000	—
Total	$2,501,918	$118,952	$249,195	$2,870,065	$1,820,167	$1,049,898

Notes:

1.	Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation as a director of Vermilion.
2.	For 2023, Canadian and US directors received the same face value for retainers and fees, in their home country currency. US values have been converted to Canadian dollars using the exchange rate on December 29, 2023 of 1.3226.

Chair retainers include retainers for the Board Chair and committee Chairs.

DSUs Delivered in Lieu of Cash Retainers in 2023

Director	Q1 DSUs[1,2]	Q2 DSUs[1,2]	Q3 DSUs[1,2]	Q4 DSUs[1,2]	Total DSUs[1,2]
Michaleski	2,241	2,241	2,241	2,241	8,964
Hatcher[3]	—	—	—	—	—
Kleckner	3,832	3,832	3,832	3,832	15,328
Knickel	1,286	1,286	1,286	1,286	5,142
Larke	1,896	1,896	1,896	1,896	7,584
Marchant	3,792	3,792	3,792	3,792	15,168
Roby	3,663	3,663	3,663	3,663	14,651
Sharma	1,932	1,932	1,932	1,932	7,729
Stadnyk	4,010	4,010	4,010	4,010	16,039
Steele	4,010	4,010	4,010	4,010	16,039
Total	26,661	26,661	26,661	26,661	106,644

Notes:

1.	DSUs and shares are paid quarterly in arrears.
2.	Pursuant to the Omnibus Incentive Plan, the number of DSUs granted is calculated by dividing the quarterly retainer and meeting fees value by the five-day VWAP for the five days preceding April 1, 2023 of $17.20767 on the TSX (for Canadian directors) and $12.68896 on the NYSE (for US directors).
3.	Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation as a director of Vermilion.

2024 Vermilion Energy Inc. Circular	96

Schedules

December 31, 2023 DSU Awards and Value

The number of DSUs below are rounded to the nearest share and do not include the value of reinvested dividends.

Director	Number of DSUs	December 31, 2023 Value[1]
Michaleski	41,246	$658,696
Hatcher[2]	—	—
Kleckner	28,520	$455,471
Knickel	113,088	$1,806,013
Larke	28,670	$457,863
Marchant	95,042	$1,517,813
Roby	70,489	$1,125,708
Sharma	29,724	$474,688
Stadnyk	20,966	$334,825
Steele	42,510	$678,890

Notes:

1.	The value of DSUs was based on the closing price of shares on the TSX of $15.97 on December 29, 2023.
2.	Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation as a director of Vermilion.

2023 DSU Awards Redeemed

Former Director	Redemption Date	Number of DSUs Redeemed	Redemption Price	Value of DSUs Redeemed	Number of DSUs Outstanding	Value of DSUs Outstanding December 31, 2023
Macdonald[1]	December 15, 2023	49,687	$15.48	$769,375	—	—

Note:

1.	Mr. Macdonald resigned from Vermilion's Board effective May 11, 2022. As per the terms of the Omnibus Incentive Plan, a portion of Mr. Macdonald's DSUs were redeemed in 2022 and the remaining were redeemed in 2023.

2024 Vermilion Energy Inc. Circular	97

Schedules

Changes to Number and Value of Shares and DSUs Held

The following table sets out the changes to the number and value of common shares and DSUs, including reinvested dividends, held by each non-employee director from March 15, 2023 to March 13, 2024.

Director Nominees	Year	Shares and Share Equivalents			Value[1]
		Shares	DSUs	Total
Michaleski	2024	33,031	43,199	76,230	$1,170,131
	2023	22,681	33,358	56,039	$963,310
	Change	10,350	9,841	20,191	$206,820
Kleckner	2024	—	29,121	29,121	$447,007
	2023	—	13,303	13,303	$228,679
	Change	—	15,818	15,818	$218,329
Knickel	2024	17,559	118,750	136,309	$2,092,343
	2023	17,320	110,983	128,303	$2,205,529
	Change	239	7,767	8,006	-$113,185
Larke	2024	47,988	29,820	77,808	$1,194,353
	2023	37,988	21,646	59,634	$1,025,108
	Change	10,000	8,174	18,174	$169,244
Marchant	2024	68,966	99,460	168,426	$2,585,339
	2023	67,510	82,213	149,723	$2,573,738
	Change	1,456	17,247	18,703	$11,601
Roby	2024	24,660	73,699	98,359	$1,509,811
	2023	24,395	57,546	81,941	$1,408,566
	Change	265	16,153	16,418	$101,245
Sharma	2024	—	30,546	30,546	$468,881
	2023	—	22,212	22,212	$381,824
	Change	—	8,334	8,334	$87,057
Stadnyk	2024	14,000	21,297	35,297	$541,809
	2023	10,000	4,953	14,953	$257,042
	Change	4,000	16,344	20,344	$284,767
Steele	2024	2,000	43,573	45,573	$699,546
	2023	2,000	26,726	28,726	$493,800
	Change	—	16,847	16,847	$205,746

Note:

1.	Common shares and DSUs are counted towards share ownership requirement. Value calculated based on the total number of shares on March 15 multiplied by the TSX closing price ($15.35 on March 13, 2024; $17.19 on March 15, 2023).

Shares only include those which have settled and are not subject to holding periods. DSUs represent the number of shares payable at the time of retirement or resignation from the Board.

2024 Vermilion Energy Inc. Circular	98

Schedules

2023 Director Attendance

In 2023, the average Board and committee attendance rate was 100%.

Director	Board[1]	AC	GHRC	HSEC	TC	SC
Michaleski	5/5 (100%) Chair	4/4 (100%)	6/6 (100%)
Hatcher[2]	5/5 (100%)
Kleckner	5/5 (100%)			2/2 (100%)	2/2 (100%)
Knickel	5/5 (100%)		6/6 (100%) Chair	2/2 (100%)		3/3 (100%)
Larke	5/5 (100%)	4/4 (100%)	6/6 (100%)			3/3 (100%) Chair
Marchant	5/5 (100%)			2/2 (100%) Chair	2/2 (100%)	3/3 (100%)
Roby	5/5 (100%)			2/2 (100%)	2/2 (100%) Chair	3/3 (100%)
Sharma	5/5 (100%)	4/4 (100%) Chair	6/6 (100%)
Stadnyk	4.5/5 (90%)			2/2 (100%)	2/2 (100%)
Steele	5/5 (100%)	4/4 (100%)	6/6 (100%)			3/3 (100%)

Notes:

1.	Includes regular Board, strategy and annual shareholder meetings.
2.	Mr. Hatcher was appointed to the Board on March 7, 2023.

2023 Continuing Education

Topic	Presented By	Attended By
2023 Economic Outlook	Deloitte	Ms. Sharma
2023 Proxy Season: Considerations for Your Proxy and Preparing for Your Annual Meeting	Lathan & Watkins	Ms. Knickel
Alberta Chamber of Resources: First Nations Legal Impacts	Osler and ACR	Dr. Marchant
Alberta Economy Overview	University of Calgary	Mr. Stadnyk
Anti-Corruption Competing Fairly	Accenture	Mr. Roby
Assessing the Potential Risks to the Sustainability of the Government of Canada's Current Fiscal Plan	Bennett Jones	Ms. Sharma
Beyond 2023 Proxy Season Highlights	ICD	Ms. Knickel
Board Oversight of Energy Transition	ICD	Mr. Larke
Board Summit	Women Get On Board	Ms. Sharma
Capital Markets Update	TPH Board Series	Mr. Stadnyk
Carbon Markets and Opportunities	BMO Radicle directors	Dr. Marchant
Carbon Markets Portfolio Strategies and Trends	Multiple McKinsey partners	Dr. Marchant
Carbon Markets Strategy	McKinsey	Mr. Stadnyk

2024 Vermilion Energy Inc. Circular	99

Schedules

Topic	Presented By	Attended By
China in Depth	American Enterprise	Mr. Larke
Clean Tech Overview	National Bank	Mr. Stadnyk
Commodity Markets Are Tighter Than You Think	Scotiabank	Ms. Knickel
Cybersecurity Advocacy	Accenture	Mr. Roby
Delivering & Doing the Right Thing	Accenture	Mr. Roby
Delivering Value with Integrity - Export Controls, Privacy, & Compliance	Accenture	Mr. Roby
Delivering Value With Integrity	Accenture	Mr. Roby
Doing the Right Thing	Accenture	Mr. Roby
Doing the Right Thing - Business Codes	Accenture	Mr. Roby
Economic and Financial Update	Goldman Sachs	Mr. Stadnyk
Economic Outlook Webinar	MNP	Ms. Sharma
Economic Outlook: Playing the Long Game	Bennett Jones	Ms. Sharma
Economic Outlook: The Long-term Is Now	Bennett Jones	Ms. Sharma
Energy Analyst Roundtable: Commodity Update	Scotiabank	Ms. Sharma
Energy Council Calgary Assembly	Multiple speakers and topics	Dr. Marchant
Energy Overview	Peters & Co	Mr. Stadnyk
Energy Transition	Veriten	Mr. Stadnyk
ESG Designation Program	Competent Boards	Mr. Larke
European Gas Key Drivers Over Next 18 Months	Scotiabank	Ms. Knickel
Executive Summit: Critical Minerals	CDN Chamber of Commerce	Ms. Sharma
Expert Call Series: Permian Well Productivity and Inventory Backlog Concerns - Myths or Real?	Scotiabank	Ms. Sharma
Forced Labour and Child Labour Compliance Toolkit	Bennett Jones	Ms. Sharma
Generative AI: Business Applications of the Future	The Globe and Mail/IBM	Ms. Sharma
Geopolitics Implication for Boards of the Shifting Landscape in Europe	Deloitte	Mr. Michaleski
Information Security	Accenture	Mr. Roby
Israel	Israel Policy Forum	Mr. Larke
Keeping Data Safe	Accenture	Mr. Roby
Leading with Integrity	Accenture	Mr. Roby
Living with Business Ethics	Accenture	Mr. Roby
M&A and Activism Preparedness Considerations for Directors	ICD	Ms. Sharma
Navigating Climate Governance - Legal Update	ICD	Ms. Knickel
Navigating Rising Expectations for Canadian Boards	ICD/TMX	Ms. Sharma
Securities Laws Updates and Trends Heading Into Proxy Season	Bennett Jones	Ms. Sharma
Supplier & Contractor Conduct Standards	Accenture	Mr. Roby
Supply, Demand, and Inflation: A Deep Dive for Boards	Deloitte	Ms. Sharma
Talent and the Board	Deloitte	Ms. Sharma
Tech Savvy Boards	Deloitte partners, Sunlife CIT	Dr. Marchant
The Chairperson's Guide to Climate Integrity	Deloitte	Ms. Sharma

2024 Vermilion Energy Inc. Circular	100

Schedules

Topic	Presented By	Attended By
The Evolution of Risk Management	Marsh	Ms. Sharma
The Purpose Economy and Impact Investing	Globe and Mail & Coast Capital	Dr. Marchant
The Purpose Economy: Reshaping the Metrics of Business Success	Globe and Mail & Coast Capital	Ms. Sharma
Thorny Topics for Audit Committees	Deloitte	Ms. Sharma
Valuation in Today's Markets	BMO	Mr. Stadnyk
When Women Lead	Tiger21	Mr. Larke

2024 Vermilion Energy Inc. Circular	101

Schedules

Schedule B - Executive Tables

Summary Compensation Table

Vermilion does not provide a pension plan, option-based awards or non-equity incentive plans.

A detailed breakdown of All Other Compensation is set out in the next table.

Executive	Year	Salary	Share-based Awards		All Other Compensation	Total Compensation
			Short-term Incentives[1,2]	Long-term Incentives[1,3]
Hatcher[4]	2023	$463,750	$440,550	$2,380,303	$56,065	$3,340,668
	2022	$400,000	$496,000	$2,484,334	$50,828	$3,431,162
	2021	$297,577	$301,000	$890,724	$37,121	$1,526,422
Glemser	2023	$376,250	$280,000	$1,247,005	$47,381	$1,950,637
	2022	$350,000	$340,000	$1,150,016	$46,327	$1,886,343
	2021	$321,365	$367,000	$1,130,005	$41,590	$1,859,960
Tan	2023	$323,000	$185,000	$640,005	$41,286	$1,189,291
	2022	$315,277	$225,000	$625,010	$41,219	$1,206,506
	2021	$310,000	$273,000	$675,001	$35,360	$1,293,361
Kerwin	2023	$300,000	$170,000	$640,005	$37,737	$1,147,742
	2022	$280,077	$210,000	$625,010	$39,746	$1,154,834
	2021	$261,901	$249,350	$400,005	$31,948	$943,204
Kremnica[5,6]	2023	$300,000	$ -	$640,005	$38,871	$978,876
	2022	$278,846	$210,000	$625,010	$38,427	$1,152,283
	2021	$245,777	$142,350	$330,133	$33,670	$751,930

Notes:

1.	Number of share awards granted are determined using an award price with five decimals.
2.	Vermilion’s annual incentive bonus payment can be paid in cash or shares or combination of both. The 2021 and 2022 incentive plan payments were paid 100% in shares from treasury with immediate vest. The 2023 incentive plan was paid in cash.
3.	The value of 2023 share-based awards is calculated as follows: the number of share awards granted multiplied by the grant price of $17.21 (fair value) for share-based awards vesting in 2026. For the purpose of accounting and the preparation of its consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity-based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2023, the accounting fair value of share-based awards granted to NEOs in 2023 totaled $5,876,896.
4.	Effective January 1, 2022, Mr. Hatcher's position changed to President.
5.	Effective November 1, 2021, Mr. Kremnica's position changed to Vice President, North America.
6.	Vermilion ended Mr. Kremnica's employment without just cause on February 21, 2024, prior to the STIP payment date; as a result he did not receive a 2023 STIP award. Pursuant to Mr. Kremnica's executive employment agreement, the one-time contractual severance amount payable upon cessation of employment was calculated as $492,578.60, which followed the terms as set out on page 93 comprised of one times base salary, one times average bonus of last three years and one times cost of benefits. Mr. Kremnica will be eligible for vesting of LTIP awards during the severance period as per the terms of the executive agreement and as outlined on page 93.

2024 Vermilion Energy Inc. Circular	102

Schedules

All Other Compensation Details

Other perquisites include parking fees, executive health plan benefits and an off-cycle payment1 paid in 2021 and 2022 to all employees.

Executive	Year	Savings Plan ($)	Other Perquisites ($)
Hatcher	2023	$48,694	$7,371
	2022	$42,000	$8,828
	2021	$31,246	$5,875
Glemser	2023	$39,506	$7,875
	2022	$36,750	$9,577
	2021	$33,743	$7,847
Tan	2023	$33,915	$7,371
	2022	$33,104	$8,115
	2021	$32,550	$2,810
Kerwin	2023	$31,500	$6,237
	2022	$29,408	$10,338
	2021	$27,500	$4,448
Kremnica	2023	$31,500	$7,371
	2022	$29,279	$9,148
	2021	$25,807	$7,863

Note:

1.	2022 - $2,000 inflationary off-set payment paid to all employees. 2021 - $2,000 year-end recognition bonus paid to all employees.

2024 Vermilion Energy Inc. Circular	103

Schedules

Realized Pay

Realized pay is compensation received during the year. It includes salary, short-term incentives and the value of long-term incentives that vested during the year. It does not include amounts that will not be received until a future date.

In 2023, total realized compensation increased compared to 2022 due to the difference in the number of long-term incentive awards that vested in each year. The awards vesting in 2023 were awarded in 2020 at a grant price of $9.10, whereas the awards that vested in 2022 were granted in 2019 at a grant price of $33.30. Even with similar grant values, the quantity of awards granted in 2020 was higher, which contributed to this increase.

Executive	2022 Realized Pay				2023 Realized Pay				Change 2022 to 2023
	Salary	Short-term Incentives[1]	Vested Long-term Incentives	Total	Salary	Short-term Incentives[2]	Vested Long-term Incentives	Total
Hatcher	$400,000	$301,000	$1,305,869	$2,006,869	$463,750	$496,000	$1,532,679	$2,492,429	24%
Glemser	$350,000	$367,000	$1,062,066	$1,779,066	$376,250	$340,000	$1,945,824	$2,662,074	50%
Tan	$315,277	$273,000	$1,062,066	$1,650,343	$323,000	$225,000	$1,945,824	$2,493,824	51%
Kerwin	$280,077	$249,350	$806,073	$1,335,500	$300,000	$210,000	$1,057,825	$1,567,825	17%
Kremnica	$278,846	$142,350	$483,670	$904,866	$300,000	$210,000	$840,872	$1,350,872	49%
Total Realized Pay				$7,676,644				$10,567,023	38%

Notes:

1.	2022 short-term incentive is for the 2021 performance year paid in 2022.
2.	2023 short-term incentive is for the 2022 performance year paid in 2023.

2024 Vermilion Energy Inc. Circular	104

Schedules

Long-term Incentive Share Awards and Value

The value of share awards as of December 31, 2023 was calculated using the TSX closing price on December 29, 2023 of $15.97.

Executive	Award Date	Vesting Date	Award Price	Number Granted	Award Date Value	Dec 31/23 Value[1]
Hatcher	April 1, 2023	April 1, 2026	$17.20767	138,328	$2,380,303	$2,209,098
	April 6, 2022	April 1, 2025	$27.03566	68,429	$1,850,023	$1,092,811
	April 6, 2022	April 1, 2024	$27.03566	11,731	$317,155	$187,344
	April 1, 2021	April 1, 2024	$9.30202	64,503	$600,008	$1,030,113
	Total			282,991	$5,147,489	$4,519,366
Glemser	April 1, 2023	April 1, 2026	$17.20767	72,468	$1,247,005	$1,157,314
	April 6, 2022	April 1, 2025	$27.03566	42,537	$1,150,016	$679,316
	November 19, 2021	October 1, 2024	$12.58783	30,188	$380,001	$482,102
	April 1, 2021	April 1, 2024	$9.30202	80,628	$750,003	$1,287,629
	Total			225,821	$3,527,026	$3,606,361
Tan	April 1, 2023	April 1, 2026	$17.20767	37,193	$640,005	$593,972
	April 6, 2022	April 1, 2025	$27.03566	23,118	$625,010	$369,194
	April 1, 2021	April 1, 2024	$9.30202	72,565	$675,001	$1,158,863
	Total			132,876	$1,940,016	$2,122,030
Kerwin	April 1, 2023	April 1, 2026	$17.20767	37,193	$640,005	$593,972
	April 6, 2022	April 1, 2025	$27.03566	23,118	$625,010	$369,194
	April 1, 2021	April 1, 2024	$9.30202	43,002	$400,005	$686,742
	Total			103,313	$1,665,021	$1,649,909
Kremnica	April 1, 2023	April 1, 2026	$17.20767	37,193	$640,005	$593,972
	April 6, 2022	April 1, 2025	$27.03566	23,118	$625,010	$369,194
	November 19, 2021	October 1, 2024	$12.58783	3,378	$42,522	$53,947
	April 1, 2021	April 1, 2024	$9.30202	22,157	$206,105	$353,847
	Total			85,846	$1,513,642	$1,370,961

Note:

1.	Performance multiples were applied as follows: 2024, 2025 and 2026 vesting at 1.0 times

The total number granted for each executive is the number of share awards that have not vested as of December 31, 2023, excluding reinvested dividends.

Award date value is the grant value of outstanding share awards that have not vested as of December 31, 2023. There were no vested share awards that remained to be paid out or distributed on December 31, 2023.

2024 Vermilion Energy Inc. Circular	105

Schedules

Equity Ownership and Changes from March 15, 2023 to March 13, 2024

Executive	Year	Shares	Value	Total Equity-at-Risk
				Share Ownership Requirement[1]	Multiple of Base Salary	Exceeds Requirement
Hatcher[2]	2024 2023 Change	169,085 116,252 52,833	$2,595,455 $1,998,372 $597,083	5 times base salary	5.4 times	Yes
Glemser	2024 2023 Change	129,616 64,454 65,162	$1,989,606 $1,107,964 $881,641	2 times base salary	5.2 times	Yes
Tan	2024 2023 Change	163,651 100,812 62,839	$2,512,043 $1,732,958 $779,085	2 times base salary	7.7 times	Yes
Kerwin	2024 2023 Change	182,146 144,580 37,566	$2,795,941 $2,485,330 $310,611	2 times base salary	9.2 times	Yes
Kremnica[3]	2024 2023 Change	118,725 89,394 29,331	$1,739,321 $1,536,683 $202,638	2 times base salary	5.7 times	Yes

Notes:

1.	Share ownership requirement as of January 1, 2024.
2.	Mr. Hatcher must hold at least 2 times his annual base salary for at least 12 months following resignation or retirement.
3.	Vermilion ended Mr. Kremnica's employment without just cause on February 21, 2024. 2024 share ownership is calculated as at February 21, 2024 and is valued based on the number of shares multiplied by the closing price on the TSX of $14.65 on February, 21, 2024.

Shares refers to shares that are settled and have no holding restrictions.

Unless otherwise noted, the value is calculated based on the number of shares multiplied by the closing price on the TSX of $15.35 on March 13, 2024 and $17.19 on March 15, 2023.

2024 Vermilion Energy Inc. Circular	106

Schedules

Schedule C - Additional Governance Documents

Board Mandate

The Board of Directors (the “Board”) is responsible for stewardship of Vermilion Energy Inc. (the “Corporation”) and providing independent oversight of the management of the business and affairs of the Corporation.

Certain responsibilities of the Board referred to in this Mandate may be delegated to committees of the Board and to the management. The responsibilities of those committees are set out in their respective mandates and the responsibilities of the management are carried out in accordance with the limits of authority established by the Board. The Board shall, directly or through a Board committee or the management, carry out the duties referred to in this Mandate.

Board Composition

•	Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee (the “GHRC”), approved by the entire Board and elected annually by shareholders of the Corporation
•	The Board shall be comprised of (i) at least 67% of independent directors; and (ii) a minimum of 30% of women directors in compliance with the Company’s Diversity Policy

Executive Team and Compensation

•	Develop, as often as required, and review annually a clear mandate for the President and CEO, which includes a delineation of management’s responsibilities
•	In consultation with the President and CEO, approve the annual goals and objectives of the President and CEO, the setting of such goals and objectives to be led by the Chair of the Board in conjunction with the Chair of the GHRC
•	Provide advice and counsel to the President and CEO in execution of the President and CEO duties
•	Review and approve, the annual evaluation of the performance of the President and CEO, such evaluation to be led by the Chair of the Board in conjunction with the Chair of the GHRC
•	Review and approve the President and CEO and Executive Committee’s remuneration (including salary and short-and-long-term awards, metrics, achievement levels and payouts) taking into consideration the recommendations of the GHRC
•	Establish limits of authority delegated to management, including spending authorizations

Board and Executive Succession Planning

•	Lead the Board succession planning processes, including the selection, appointment and development of the Chair of the Board, and the Board members
•	Appoint the President and CEO and other Executive Committee members and oversee executive succession planning process, including the appointment, development and monitoring of senior leaders and other high-potential employees

2024 Vermilion Energy Inc. Circular	107

Schedules

Culture of Integrity and Ethics

•	Promote a culture of integrity throughout the Corporation. The Board shall satisfy itself as to the integrity of the President and CEO and other members of the Executive Committee, and the success of the President and CEO and Executive Committee members in creating a culture and maintaining an integrity based corporate culture
•	Annually approve the Corporation’s Code of Business Conduct and Ethics (the “Code”) and monitor on-going compliance, approving any waivers from the Code for the benefit of any director or executive officer
•	Approve significant policies regarding all matters related to integrity and ethics, including conflicts of interest, related party transactions, facilitation payments and the treatment of confidential information

Strategic Planning Process

•	Participate with management in the development and approval of the Corporation’s strategic plan which takes into account, among other things, the opportunities and risks of the business
•	Approve capital and operating budgets, significant capital allocations and expenditures and declaration of dividends, which support the Corporation’s ability to meet its strategic objectives
•	Assess implementation, performance and effectiveness of approved strategic plans against the Corporation’s financial objectives
•	Review and approve all unbudgeted strategic projects, including but not limited to, acquisitions and material divestitures, and amendments or departures from established strategy proposed by management in light of changing circumstances
•	Approve the entering into, or withdrawing from, lines of business, countries, of operation and other matters that are, or are reasonably expected to be, material to the Corporation
•	Approve the commencement or settlement of litigation that may have a material impact on the Corporation

Risk Management and Compliance

•	Approve the Corporation’s risk framework
•	Oversee and assess policies and processes to identify and manage the principal risks of the Corporation’s business, and monitor risk management initiatives
•	Oversee the compliance management program that addresses applicable regulatory, corporate, securities and other compliance requirements
•	As required, review and approve the Corporation’s significant enterprise-wide policies and practices, including those respecting liquidity, funding and capital management, compensation, and obtain assurance from management that they are being complied with

2024 Vermilion Energy Inc. Circular	108

Schedules

Internal Controls

•	Oversee the reliability and integrity of the Corporation’s internal control framework relating to financial, legal, ESG, information systems including cybersecurity, and other matters, and obtain assurances on a regular basis that these systems and controls are designed and operating effectively
•	Review and approve, prior to their release, the Corporation's annual and interim public reporting disclosure documents, including financial statements and related disclosures, the Corporation's Annual Information Form and annual statement of reserves data and other information (and related reports), and the filing thereof
•	Review accounting principles management has followed to provide accurate and complete financial reports in compliance with all legislated requirements, and approve any departure from or change in established accounting policy
•	Review and approve timely reporting of any developments that are material to the Corporation prior to their release

Environmental and Social (the “E&S”) Matters

•	Oversee the Corporation’s approach to E&S matters, including reporting, overseeing and monitoring management systems and processes relating to identification, evaluation, and management of related risks and opportunities, including those of the energy transition
o	Environmental matters include climate and natural capital issues such as greenhouse gas and air emissions, water, biodiversity (land and wildlife), waste and reclamation (ARO)
o	Social matters include human capital issues such as health and safety, equality, diversity and inclusion, employee wellbeing, and social capital issues such as human rights, relationships with local communities, and Indigenous relations

Corporate Governance

•	Oversee the Corporation’s corporate governance principles and practices
•	Establish appropriate structures and procedures to allow the Board to function independently of management, including holding an in-camera session with independent directors only at each Board and Committee meeting
•	Undertake regular evaluations of the Board, its Committees and individual directors, and review the composition of the Board, with a view to the effectiveness and independence of the Board and its members
•	Establish committees of the Board and annually review and approve their respective membership, mandates and the limits of authority delegated to each committee
•	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and Committee meetings and Board educational seminars
•	Provide a comprehensive orientation to each new director and ongoing training and development to all directors to enable each to perform at the highest standard
•	Review and approve the adequacy and form of the directors' compensation to ensure it is commensurate to the responsibilities and risks involved in being a director

2024 Vermilion Energy Inc. Circular	109

Schedules

Human Resources and Employee Compensation

•	Oversee the Corporation’s approach to addressing human resources challenges/opportunities and compensation philosophy
•	Review and approve material changes to employment contracts, termination and other special arrangements with executive officers, or other employee groups
•	Annually review and approve the corporate performance peer group and corporate performance scorecards
•	Approve matters related to all employees, including: (i) annual salary program; (ii) short- and long-term awards for employees globally; (iii) new benefit programs or material changes to existing programs

Communications and Public Disclosure

•	Oversee the Corporation’s communication and disclosure practices, including stakeholders outreach and communication
•	Approve the Corporation’s disclosure policy, which governs the release of information about the Corporation and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements
•	Authorize the President and CEO or the Chairman of the Board or any other director, to communicate with the shareholders or stakeholders on behalf of the Corporation

Independent Advice

•	The Board may, from time-to-time, require the expertise of outside resources. The Board has the authority, in its sole discretion, to select, retain (or obtain advice of), terminate and approve the retention terms of any outside adviser or other expert or consultant that it determines to be necessary to carry out its duties, after consideration of the independence of such adviser, expert or consultant including factors set forth in the rule of the NYSE and any factors required by applicable law, as appropriate

Mandate Review

•	Annually, or more frequently as deemed appropriate by the Board, review the adequacy of mandates for the Board, the Board Committees, and the Chair of the Board and amend or confirm the relevant mandates based on information received from the Board and Committee evaluation processes

You can find our remaining Board mandates on our website at vermilionenergy.com.

2024 Vermilion Energy Inc. Circular	110

Schedules

GHRC Annual Work Plan

Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate Governance	Review governance policies, practices and procedures	✓	✓		✓	Approve
Board and Committees Mandates	Review annually mandates for the Board and each committee				✓	Approve
Policy Oversight and Compliance	Review Company's policies and monitor compliance and effectiveness	✓				Approve
Board and Committee Composition	Review Board and committees' structure to ensure the Board is managed independently				✓	Approve
Succession and Development	Review Board succession plan	✓	✓			Approve
	Receive reports and review succession plan for the President and CEO and other executive team members	✓	✓			Review
Director Orientation and Development	Oversee director orientation and ongoing development				✓	Review
Board Annual Assessment	Oversee annual evolution process for the Board, its committees, and the Board Chair			✓	✓	Approve
Director Compensation	Review and recommend compensation for the Board, including share ownership	✓			✓	Approve
Human Resources Duties and Responsibilities
Compensation Philosophy (Risk)	Review compensation philosophy and assess internal and external compensation risk factors	✓				Review
	Review executive share ownership policy and compliance	✓				Approve
Compensation Programs • peer group • scorecards • equity plans • program costs	Review and recommend: peer group, design of short-term and long-term scorecards, scorecard results, equity plan design to manage dilution and burn rate, global employees compensation program costs, including long-term incentive grants	✓			✓	Approve
Management Evaluation and Compensation	Review and recommend President and CEO's corporate goals and objectives	✓			✓	Approve
	Assist in the evaluation and review of the President and CEO		✓		✓	Approve
	Review and recommend President and CEO and other executives' compensation	✓				Approve

2024 Vermilion Energy Inc. Circular	111

Schedules

Schedule D - Omnibus Incentive Plan

Summary

Background

Employees, officers, non-employee directors, consultants and certain other specified service providers of Vermilion and its affiliates are eligible to participate in the Omnibus Incentive Plan. Plan participants are eligible to receive Incentives pursuant to and in accordance with the plan.

The Omnibus Incentive Plan governs all incentives made after May 11, 2022.

After May 11, 2022, no one will receive grants of Share Awards pursuant to the Vermilion Incentive Plan, grants of DSUs pursuant to the Deferred Share Unit Plan, bonus payments pursuant to the Bonus Plan or employer contributions pursuant to the Employee Savings Plan. Those legacy plans will continue to govern outstanding awards for so long as such awards remain outstanding.

In accordance with TSX requirements, unallocated entitlements under the plan are subject to shareholder approval every three years. The next shareholder approval of those entitlements and the plan is scheduled for May, 2025.

Summary of the Plan

A summary of the Plan is set forth below, and a full copy of the Plan is available on SEDAR+ at sedarplus.ca under Vermilion’s profile (filed on April 8, 2022 under “Other Securityholders Documents”).

The principal purposes of the Plan include providing a competitive long-term incentive program to attract, and strengthen the ability of the Company and its affiliates to retain, qualified employees, officers, directors and consultants, and promoting a proprietary interest in the Company through share ownership in alignment with the interests of shareholders. The Plan governs the grant of share awards (“Share Awards”) and deferred share units (“DSUs”), the payment of employee bonuses (“Employee Bonuses”) and the making of employer contributions in respect of employee savings (“Employer Contributions”, and together with Share Awards, DSUs and Employee Bonuses, collectively, “Incentives”).

As set forth in the Plan (i) Share Awards may be granted to officers, employees and consultants of the Company and its affiliates (any such officer, employee or consultant to whom Shares Awards are granted, a “Grantee”); (ii) DSUs may be granted to non-employee directors and other specified non- employee service providers of the Company and its affiliates (any such director or non-employee service provider designated to participate in the Plan, a “Designated Participant”); (iii) Employee Bonuses may be paid to employees of the Company or its affiliates (any such employee designated to receive an Employee Bonus, a “Bonus Participant”) and (iv) Employer Contributions may be made in respect of personal contributions of employees enrolled in employee savings under the Plan (any such employee enrolled in employee savings, a “Employee Savings Participant”, and together with Grantees, Designated Participants and Bonus Participants, collectively, “Participants”).

2024 Vermilion Energy Inc. Circular	112

Schedules

The number of common shares reserved for issuance by the Company pursuant to the Plan is based on a 3.5% treasury rolling reserve. In addition to common shares issued from treasury, Incentives may be settled with cash or common shares acquired through exchange facilities in accordance with the Plan (or any combination thereof).

Condition	Plan Maximum
Reserved for issue from treasury	3.5% of Vermilion's issued and outstanding common shares (less any common shares reserved for issuance pursuant to any other security-based compensation arrangements of the Company)[1,2,3]
Total issuable to any Participant	3.5% of Vermilion's issued and outstanding common shares[1,2,3]

Notes:

1.	Subject to shareholder and exchange approval, as applicable.
2.	On a non-diluted basis. The number of common shares reserved for awards does not include the dividend equivalent that accumulates on underlying grants.
3.	No one Participant may be granted any Incentives which, together with all Incentives then held by such Participant, would entitle such Participant to receive a number of common shares which is greater than 5% of the outstanding common shares, calculated on an undiluted basis; and (b) the number of common shares (i) issued to insiders, within any one year period, and (ii) issuable to insiders, at any time, under the Plan (and under any other security-based compensation arrangements of the Company) shall not exceed 10% of the Company's total issued and outstanding common shares, respectively (collectively, the “Insider Participation Limit”).

Share Awards

Under the Plan employees, officers and consultants of Vermilion and its affiliates may be granted Share Awards (subject to the treasury reserve limit and the Insider Participation Limit). The number of shares referenced by a Share Award is determined at the time of grant. Vesting occurs on April 1st or October 1st of the third year following the grant date (or in thirds each year over three years for new-hire or promotion based grants), or earlier upon termination or change of control (as noted below), or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion's shares at that time. Share Award grants to employees are subject to proportionate adjustment for changes to employment status (for instance, a change to employment status from 1.0 to 0.8 full time equivalent would result in a 20% adjustment).

Within two and a half months of vesting (and in any event, no later than December 31 of the third year following the year in which the Share Awards were granted), at the Board's election, common shares, an equivalent cash value or a combination of cash and shares, are issued to the Participant. Share Awards that vest before termination or any applicable notice date are paid in full. The following summarizes how unvested Share Awards (whether in whole or in part) are treated depending on the form of termination.

2024 Vermilion Energy Inc. Circular	113

Schedules

Form of Termination	Vesting and Exercise Provisions
Retirement

Subject to a retirement criteria as follows:

A minimum of 55 years old and minimum tenure of 10 years:

• share awards active less than one year expire on the retirement date

• share awards active for greater than one year, vest on schedule at 1.0 times

If a service provider does not meet this criteria, all share awards expire on the date of retirement

Voluntary resignation	Terminate on the date of resignation
Termination not for cause	Terminate on the date of termination for Share Awards that do not vest within 90 days of the date of termination
Termination for cause	Terminate on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Voluntary Leave of Absence	Are suspended until the return date and then the vesting schedule is increased by the length of the absence
Change of Control	Share Awards granted subject to 'double trigger' vesting provisions requiring both a change of control and subsequent termination of employment by the Company (other than for cause) or by the employee for good reason

Once the form of settlement is determined by the Board, the vesting of Share Awards, issuance of shares (as applicable) and sale of such shares for taxes occurs automatically under the plan (and where this ceases to be automatic under the Plan, the vesting date of Share Awards that occurs during a blackout period is extended for 10 business days from the end of the blackout period).

2024 Vermilion Energy Inc. Circular	114

Schedules

DSUs

The Plan provides for grants of DSUs to non-employee directors and other specified non-employee service providers of the Company and its affiliates (subject to the treasury reserve limit and the Insider Participation Limit). Non-employee directors are only entitled to receive grants of DSUs, and DSUs shall only be granted in lieu of a non-employee director's annual remuneration and to the extent applicable, any meeting fees (and in all cases DSUs granted shall have the same value as the cash amount of the annual remuneration and, to the extent applicable, any meeting fees, elected to be received in DSUs). Any discretionary grant to a non-employee director under any compensation plan of the Company or any affiliate shall, in respect of shares issued from treasury, be subject to, and not exceed, a limit (based on grant date value) of $150,000 per annum per non-employee director across all equity compensation plans of the Company or any affiliate taken together. Other than DSUs, granted in lieu of cash fees on a value for value basis, no discretionary or other grants of DSUs to a non-employee director are permitted pursuant to the Plan and no other Incentives shall be payable, granted or made available to any non- employee director pursuant to the Plan.

A Designated Participant is required to elect (in respect of each calendar year) the amount of his or her annual remuneration and, to the extent applicable, any meeting fees to be received in that particular calendar year in the form of DSUs, cash, or common shares purchased on the secondary market, or a combination thereof. A Designated Participant is required to elect to receive a minimum 50% of his or her annual remuneration in the form of DSUs if that Designated Participant is subject to share ownership requirements specified in the policies of the Company and has not yet met those share ownership requirements (and is required to elect to receive a minimum of 25% of his or her annual remuneration in the form of DSUs if those share ownership requirements have been met). A Designated Participant that fails to elect by the specified deadline is deemed to have elected to receive all of that Designated Participant's annual remuneration in the form of DSUs, and to the extent applicable, any meeting fees in the form of cash.

The Company will maintain or cause to be maintained a DSU account for each Designated Participant (“DSU Account”) and DSUs granted will be credited to that DSU Account on a quarterly basis in arrears, with the number of DSUs to be so credited determined by dividing the portion of the Designated Participant's annual remuneration, and to the extent applicable, any meeting fees for the applicable calendar year elected to be received in the form of DSUs by the fair market value per Common Share on the grant date (subject to pro-ration in respect of a particular Designated Participant that was newly appointed or elected, or ceased to be a Designated Participant, in that particular calendar quarter). In all cases, DSUs have the same value on a particular grant date as the cash amount of the Designated Participant's annual remuneration, and to the extent applicable, any meeting fees for which DSUs are granted. Where the common shares are listed on a stock exchange (including the TSX or NYSE), fair market value for the purposes of the Plan will be the weighted average of the prices at which the common shares traded on such exchange for the five trading days preceding the particular date. DSUs are fully vested upon being credited to a Designated Participant's DSU account.

DSUs granted under the Plan may be settled, at the election of the Board, with common shares, cash, or a combination of common shares and cash. Any common shares to be delivered to a Designated Participant in settlement of a DSU may be acquired through the facilities of the applicable exchange or issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit).

2024 Vermilion Energy Inc. Circular	115

Schedules

A Designated Participant may, by notice to the Company (a “Redemption Notice”), elect up to two separate dates (each, a “Redemption Date”) on which all or a portion of the DSUs credited to his or her DSU Account will be redeemed. A Redemption Date cannot: (a) be prior to 10 days after that Designated Participant's date of termination (being the actual date a Designated Participant ceases to be a director or non-employee service provider to the Company or any affiliate, as applicable) (“Date of Termination”); (b) fall within a blackout period; (c) be later than December 15 of the next calendar year after that Designated Participant's Date of Termination (the “Redemption Deadline”); or (d) be before the date on which the Redemption Notice is filed with the Company. If a Redemption Date falls within a blackout period (and the Plan ceases to operate as an automatic plan), subject to the Plan the Redemption Date shall be 10 business days from the end of the blackout period.

Any amounts payable to a Designated Participant, including delivery of common shares or a cash payment (in either case less applicable tax withholdings), will be made as soon as practicable after a Redemption Date and no later than the applicable Redemption Deadline. All DSUs are automatically cancelled following payment or satisfaction of such DSUs.

Employee Bonuses

The Plan provides employees of Vermilion and its subsidiaries with potential bonus compensation. Under the Plan, following an annual Board assessment of the performance of the Company and its employees, the Board designates employees to participate in the bonus component of the Plan. Once Participants are determined, the Board may then allocate a bonus to a Participant in an amount determined by the Board in its sole discretion. An employee must be an active employee (i.e. an employee other than an employee whose employment is terminated (for or without cause), including termination due to disability, death or other circumstances) to be eligible for an Employee Bonus.

An Employee Bonus may be paid in cash, common shares issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit) or a combination of cash and shares as determined by the Board in its sole discretion. Subject to exceptional circumstances, Employee Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board's determination of bonuses. Common shares issued as payment of a Bonus are priced at fair market value as of the date of the bonus determination by the Board (or on a specified date following the end of a blackout if the bonus determination occurs within a blackout period). If the Company is unable to issue common shares as payment of an Employee Bonus (for any reason), the Employee Bonus will be paid in cash.

2024 Vermilion Energy Inc. Circular	116

Schedules

Employee Savings

Full-time and part-time employees in active employment of the Company (including NEOs) may enroll in employee savings pursuant to the Plan and elect to contribute a minimum of 1%, to a maximum of 7%, of a Participant's earnings to the Plan. For each Participant, Vermilion makes an Employer Contribution equal to 0.33 times the amount of each Participant's personal contribution. A Participant may make excess savings contributions up to a maximum of such Participant's earnings, however, excess contributions do not receive a corresponding Employer Contribution.

A Participant's personal contributions will be deposited with the Canadian chartered bank designated under the Plan (the “Bank”), and a Participant's excess contributions may be deposited with the Bank or with the administrative agent appointed under the Plan (the “Administrative Agent”) as directed in writing by a Participant. Employer Contributions in respect to a Participant's personal contributions will be deposited with the Administrative Agent. Where directed in writing by the Board, the Company may (subject to the treasury reserve limit and the Insider Participation Limit) elect to satisfy cash Employer Contributions by issuing common shares from treasury to the Administrative Agent (with the number of common shares determined with reference to the market price (as discussed below)). Each Participant will direct the Bank as to the use of a Participant's personal contributions and excess contributions deposited with the Bank.

Unless otherwise directed in writing by the Board, the Administrative Agent shall use all or any combination of Employer Contributions (that are made in cash) and excess contributions deposited with the Administrative Agent to acquire common shares through normal market facilities, and where directed in writing by the Board, directly from Vermilion through issuances of common shares from treasury (subject to the treasury reserve limit and the Insider Participation Limit). Where (i) common shares are purchased through normal market facilities (entirely, or a portion together with a portion issued from treasury), the market price will be the weighted average purchase price of common shares purchased by the Administrative Agent through normal market facilities for such contribution period; or

(ii) all common shares for a contribution period are issued from treasury, the market price will be the weighted average trading price of the common shares on the TSX for the five trading days preceding the treasury issuance date. All common shares (and other investments) acquired with personal contributions, Employer Contributions and excess contributions on behalf of a Participant are at all times vested to such Participant.

A Participant may, upon notice to the Company, the Administrative Agent and (or) the Bank, withdraw common shares held by the Administrative Agent (or investments held by the Bank) or terminate the Participant's participation in employee savings pursuant to the Plan. A Participant's entitlement to make further personal contributions and excess contributions and to receive Employer Contributions in respect to personal contributions shall terminate immediately if: (i) the Participant becomes totally and permanently disabled; (ii) the Participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the Participant dies. Upon the occurrence of any such event, common shares held on behalf of a Participant may be transferred and registered as directed by the Participant; sold with the net proceeds distributed to the Participant; or, if the common shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law). A Participant is not entitled to assign or transfer any interest in common shares held by the Administrative Agent (or investments held by the Bank) under the Plan other than in accordance with a withdrawal or termination.

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Other Provisions

The Plan provides for it to be administered by the Board or such committee of the Board as the Board considers appropriate from time-to-time (the “Committee”), with authority to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan. Recommendations and determinations of the Committee are subject to review and approval by the Board.

In the event the common shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase common shares at prices substantially below fair market value; or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, the common shares are converted into or exchangeable for any other securities, the Board may adjust the Plan and outstanding Incentives to prevent substantial dilution or enlargement of the rights of Participants.

The Board may amend, suspend, terminate or discontinue the terms and conditions of the Plan and Incentives under the Plan at any time. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX (as may be required), and shall take effect only with respect to Incentives payable, granted or to be made, as applicable, after the effective date of such amendment (provided it may apply to any outstanding Incentives with the mutual consent of the Company and the applicable Participant(s)).

Amendments (i) to cure any ambiguity, error or omission in the Plan (or correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan); (ii) to comply with applicable law (or the requirements of any stock exchange on which the common shares are listed); (iii) respecting administration and eligibility for participation under the Plan; (iv) that change the terms and conditions on which Incentives may be (or have been) payable, granted or made, as applicable; (v) that change the early termination provisions of an Incentive or the Plan which does not entail an extension beyond the original expiry date; or (vi) that are of a “housekeeping nature”, do not require shareholder approval under the Plan.

Without shareholder approval no amendment may: (i) increase the number of common shares reserved for issuance under the Plan; (ii) remove or exceed the Insider Participation Limit; (iii) result in a material or unreasonable dilution in the number of outstanding common shares or any material benefit to an Insider; (iv) permit the Company or any affiliate to provide any financial assistance to any Participant for the purpose of exercising or settling any Incentives; (v) amend the Employer Contribution amount; (vi) result in any cancellation and reissue of Incentives; (vii) change the class of eligible participants in the Plan which would have the potential of broadening or increasing participation by Insiders of the Company; (viii) provide for any Incentive (other than DSUs) to be payable, granted or made to any director pursuant to the Plan; (ix) amend the amendment provision of the Plan; (x) extend the expiry date of Incentives under the Plan beyond the expiry date provided for under the provisions of the Plan; or (xi) make any amendment to the Plan that permits a Participant to transfer or assign an Incentive to any Person other than in the case of the death of the Participant for normal estate settlement purposes.

The Company may, without amending the Plan, modify the terms of Incentives for Participants who are foreign nationals or who provide services to the Company or any affiliate from outside of Canada in order to comply with the applicable laws of such foreign jurisdictions (and reflect any such modification in the applicable award agreement relating thereto).

The Company is entitled under the Plan to deduct and withhold (from any amounts otherwise payable under the Plan to a Participant) amounts in respect of taxes (with such amounts so deducted, withheld and remitted treated as having been paid to the Participant), and to satisfy its withholding tax obligations by (as applicable): (i) the withholding of a cash amount; and (or) (ii) the withholding and sale of a number of common shares (from any common shares otherwise deliverable to the Participant in accordance with the terms of the Plan) that, in aggregate, are sufficient to satisfy the total withholding tax obligations (with any remaining cash or proceeds therefrom to be paid or released to the Designated Participant).

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Incentives may not be assigned, sold, transferred, pledged or charged, and common shares (if any) or cash deliverable or payable pursuant to the Plan shall only be delivered or paid to a Participant personally except that if a Participant dies, common shares or cash may be delivered or paid to the Participant's estate. A Participant does not possess any incidents of ownership of any common shares (including the right to exercise voting rights in respect of any such common shares) unless and until any common shares are delivered to a Participant in accordance with the terms of the Plan. Under the Plan the Company and its affiliates are not permitted to provide any financial assistance to any Participant for the purpose of exercising or settling any Incentives.

Nothing in the Plan (or in any award agreement relating thereto) confers upon any employee (whether or not a Participant) the right to be restricted in the service of the Company or upon any employee (whether or not a Participant), non-employee director or non-employee service provider the right to continue in the employ or service of the Company or an affiliate.

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Tables

Shares Reserved and Issued as of December 31, 2023

The Company has the option to settle LTIP awards with treasury-issued shares, market-purchased shares, cash or a combination thereof. The Company manages the issuance of shares from treasury to ensure that treasury share issuances do not exceed the 3.5% rolling-reserve limit under our equity compensation plans. As at December 31, 2023, the number of issued and outstanding LTIP awards is 3.05% of the rolling reserve.

Authorized Share Reserves (of Outstanding Shares)	Outstanding Awards (of Outstanding Shares)[1]	Reserves Available for Future Awards (of Outstanding Shares)[2]
5,679,487 (3.50%)	4,948,272 (3.05%) LTIP 4,478,017 DSUs 470,255	731,215 (0.45%)

Notes:

1.	The number of shares authorized for issue under all of Vermilion’s equity compensation plans is 3.5% of the outstanding common shares from time-to-time.
2.	731,215 common shares remain available for future issuance under all plans based on a 3.5% rolling reserve.

Three-Year December 31 Burn Rate

Year	Share Awards Granted	DSUs Granted	Bonus Plan Shares[1]	Savings Plan Shares	Weighted Average Outstanding Shares	Burn Rate
						Share Awards	DSUs	Bonus Plan	Savings Plan	Total
2023	1,693,651	106,644	600,258	54,712	163,718,508	1.03%	0.07%	0.37%	0.03%	1.50%
2022	1,108,240	74,805	462,862	86,343	163,489,309	0.68%	0.05%	0.28%	0.05%	1.06%
2021	2,745,290	161,575	428,890	482,129	161,171,854	1.70%	0.10%	0.27%	0.30%	2.37%
Average Three-Year Burn Rate						1.14%	0.07%	0.31%	0.13%	1.64%

Note:

1.	Bonus paid in the noted year is for the prior performance year.

Grants are as of the award date and do not include cancellations or the value of reinvested dividends. The number is calculated assuming a performance factor of 1.0 times.

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Schedule E - By-Law No. 2 (Advance Notice By-Law)

A By-Law relating to advance notice requirements for shareholder meetings of VERMILION ENERGY INC.

CONTENTS

SECTION	SUBJECT
One	Interpretation
Two	Nomination of Directors
Three	Notices
Four	Effective Date

WHEREAS this By-Law No. 2 is designed to (i) facilitate an orderly and efficient shareholder meeting process; (ii) ensure that all shareholders receive adequate notice of any director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation, generally by fixing a deadline for submitting director nominations and setting forth the information to be included in a director nomination notice.

IT IS HEREBY ENACTED as By-law No. 2 of VERMILION ENERGY INC. (hereinafter called the “Corporation”) as follows:

SECTION ONE

INTERPRETATION

1.01	Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Business Corporations Act (Alberta), and any statute that may be substituted therefor, including the regulations thereunder, as from time to time amended;

“applicable securities laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the applicable published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

“appoint” includes “elect” and vice versa;

“articles” means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

“board” means the board of directors of the Corporation;

“by-laws” means this by-law no. 2, by-law no. 1, and all other by-laws of the Corporation from time to time in force and effect;

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“meeting of shareholders” means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

“notice-and-access” has the meaning set forth in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer;

“proxy-related materials” has the meaning set forth in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer;

“public announcement” means disclosure in a press release disseminated by the Corporation through a national news service in Canada or in a document filed by the Corporation for public access under its profile on the SEDAR+ system at www.sedarplus.ca;

“recorded address” means, in the case of a shareholder, the address of such shareholder as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and, in the case of a director, officer, auditor or member of a committee of the board, the latest address of such person as recorded in the records of the Corporation;

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts, unincorporated organizations and personal representatives.

1.02	Conflict with the Act or the Articles

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act or the articles relating to the Corporation, the provisions of the Act or the articles shall govern.

1.03	Headings and Sections

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws. “Section” followed by a number means or refers to the specified section of this by-law.

1.04	Invalidity of any Provision of By-laws

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

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SECTION TWO

NOMINATION OF DIRECTORS

2.01	Nomination of Directors

Subject to the Act, applicable securities laws and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made:

a.	by or at the direction of the board, including pursuant to a notice of meeting;

b.	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or
c.	by any person (a “nominating shareholder”) who: (i) at the close of business on the date of the giving by the nominating shareholder of the notice described in Section 2.02 and at the close of business on the record date for determining shareholders entitled to receive notice of and to vote at a meeting of shareholders referred to in Section 2.02, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting of shareholders or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) complies with the provisions set forth in this Section Two.

In addition to any other requirements under applicable laws, for a nomination to be made by a nominating shareholder, the nominating shareholder must have given notice thereof that is both timely and in proper written form, in each case, in accordance with this by-law.

2.02	Timely Notice

A nominating shareholder must give written notice of a nomination (a “nomination notice”) that complies with this by-law to the chair of the board:

a.	in the case of an annual meeting of shareholders (including an annual and special meeting of shareholders), not less than 30 days before the date of the meeting, provided that, if such meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made (each such date being, the “notice date”), a nomination notice must be given not later than the close of business on the 10th day following the notice date;
b.	in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the notice date; and
c.	in the case of an annual meeting of shareholders (including an annual and special meeting of shareholders) or a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access is used for delivery of proxy-related materials, not less than 40 days before the date of the meeting, provided that, if such meeting is to be held on a date that is less than 50 days after the notice date, a nomination notice must be given, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the notice date and, in the case of a special meeting of shareholders, not later than the close of business on the 15th day following the notice date.

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In the event of any adjournment or postponement of a meeting of shareholders, or an announcement thereof, the required time periods for the giving of a nomination notice shall be determined with reference to the adjourned or postponed meeting of shareholders and not the originally scheduled meeting of shareholders.

2.03	Proper Written Form

To be in proper written form, a nomination notice must:

a.	disclose, as of the date of the nomination notice, as to each person whom the nominating shareholder proposes to nominate for election as a director (a “nominee”):
i.	their name, age, citizenship, business and residential address;

ii.	their principal occupation, business or employment, both at present and within the five years preceding the nomination notice;
iii.	the number of securities of each class of voting securities of the Corporation owned of record or beneficially owned, or controlled or directed, directly or indirectly, by the nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such nomination notice;
iv.	any agreements, arrangements or understandings (including financial, compensation or indemnity related) between the nominating shareholder and the nominee, or any affiliates or associates of, or any person acting jointly or in concert with the nominating shareholder or the nominee, in connection with the nominee's nomination and election as a director; and
v.	any other information that would be required to be disclosed in a dissident proxy circular in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities laws;
b.	disclose, as of the date of the nomination notice, as to each nominating shareholder giving the nomination notice:
i.	their name, business and residential address;

ii.	the number of securities of each class of voting securities of the Corporation owned of record or beneficially owned, or controlled or directed, directly or indirectly, by such nominating shareholder or any other person with whom such nominating shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such nomination notice;

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iii.	any proxy, contract, arrangement, agreement or understanding pursuant to which such nominating shareholder, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board; and
iv.	any other information relating to such person that would be required to be included in a dissident proxy circular in connection with the solicitation of proxies for election of directors pursuant to the Act or as required by applicable securities laws; and
c.	include a written consent duly signed by each nominee to being named as a nominee and to serve as a director of the Corporation, if elected, and that includes a statement that the nominee is not disqualified from being a director of the Corporation under the Act.
2.04	Discussion Permitted

Nothing in this Section Two shall preclude a discussion (as distinct from a director nomination) by a shareholder at a meeting of shareholders of any matter that is properly before the meeting pursuant to the provisions of the Act or the discretion of the chair of such meeting.

2.05	Notice

A nomination notice may only be given by personal delivery or by e-mail at such e-mail address as may be stipulated from time to time by the Corporation for purposes of such notice, and shall be deemed to have been given and made only at the time it is served by personal delivery to the chair of the board at the address of the principal executive offices of the Corporation or sent by e-mail (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

2.06	Additional Matters
a.	The chair of any meeting of shareholders shall have the power to determine whether any proposed nomination is made in accordance with the provisions of the by-laws, and if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall not be considered at any meeting of shareholders.
b.	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section Two.

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SECTION THREE

NOTICES

3.01	Method of Giving Notices

Except as otherwise provided herein, any notice (which term includes any communication, contract document, instrument in writing, or electronic document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles or the by-laws or otherwise to a shareholder, director, officer, or auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's record address or if mailed to such person at such record address by prepaid mail or if sent to such person by electronic means as permitted by, and in accordance with, the Act. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable. The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

3.02	Notice to Joint Holders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

3.03	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

3.04	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

3.05	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

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SECTION FOUR

EFFECTIVE DATE

4.01	Effective Date

This by-law shall come into force when made by the board in accordance with the Act. MADE by the board the 19th day of February, 2024.

signed “Dion Hatcher”
President & Chief Executive Officer

CONFIRMED by the shareholders in accordance with the Act the ___ day of _________________, 2024.

Authorized Signatory

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Schedule F - Advisory Statements

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

This Circular includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS” or, alternatively, “GAAP”). This Circular also includes certain oil and gas metrics which do not have standardized meanings. These financial measures and oil and gas metrics are considered non-standardized measures or non-GAAP financial measures, and therefore, are unlikely to be comparable with similar measures presented by other issuers.

For additional information on non-standardized and non-GAAP financial measures, please see the Management’s Discussion and Analysis, dated March 6, 2024, of Vermilion’s operating and financial results as at and for the three months and year ended December 31, 2023. A copy is available on SEDAR+ at sedarplus.ca, on the EDGAR section of the SEC’s website at sec.gov and our website at vermilionenergy.com.

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, Task Force on Climate-related Financial Disclosures, International Sustainability Standards Board and Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion’s. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Forward Looking Information

Certain statements included or incorporated by reference in this Circular may constitute forward looking statements or information under applicable securities legislation.

Such forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2024 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory wells expected to be drilled in 2024; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks and opportunities; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

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Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates, and inflation rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

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Many of these risks and uncertainties are beyond Vermilion’s control, and are discussed in Vermilion’s Annual Information Form for the year ended December 31, 2023, available on SEDAR+ at sedarplus.ca or on our website at vermilionenergy.com.

The forward looking statements or information contained in this Circular are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are, therefore, considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. Non-GAAP and other specified financial measures referenced in this document include:

After-tax cash flow recycle ratio: This is a non-GAAP ratio calculated by dividing the fund flows from operations per boe by the FD&A cost for the same period. This metric is used to assess the cash return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Fund flows from operations (“FFO”): Fund flows from operations (FFO) is a total of segments measure most directly comparable to net earnings and is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, and realized gain/loss on derivatives, plus realized gain/loss on foreign exchange and realized other income. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Consolidated Financial Performance Review” section of the 2023 Fourth Quarter Management’s Discussion and Analysis available on sedarplus.ca and under Reports & Filings on vermilionenergy.com.

Free cash flow (“FCF”): Free cash flow represents a non-GAAP financial measure most directly comparable to cash flows from operating activities. FCF is comprised of fund flows from operations less drilling and development and exploration and evaluation expenditures. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of the 2023 Fourth Quarter Management’s Discussion and Analysis available on sedarplus.ca and under Reports & Filings on vermilionenergy.com.

Fund flows from operations per boe: A non-GAAP ratio calculated as fund flows from operations (total of segments measure) divided by total sales volume over the relevant period and expressed on a per boe basis. We assess the fund flows from operations netback on both a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third-party crude oil and natural gas producers. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Supplemental Table 1: Netbacks” section of the 2023 Fourth Quarter Management’s Discussion and Analysis available on sedarplus.ca and under Reports & Filings on vermilionenergy.com.

2024 Vermilion Energy Inc. Circular	130

Schedules

Capital expenditures: A non-GAAP financial measure that is most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development and exploration and evaluation from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of the 2023 Fourth Quarter Management’s Discussion and Analysis available on sedarplus.ca and under Reports & Filings on vermilionenergy.com.

Fund flows from operations per basic and diluted share: These are non-GAAP ratios. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity-based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion Common Shares. Information is included in this document by reference and reconciliation of FFO to primary financial statement measures can be found in the “Consolidated Financial Performance Review” section of the 2023 Fourth Quarter Management’s Discussion and Analysis available on sedarplus.ca and under Reports & Filings on vermilionenergy.com.

F&D costs (finding and development) and FD&A (finding, development and acquisition) costs: These non-standardized measures are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted future development capital (“FDC”), by the change in reserves, incorporating revisions and production, for the same period. F&D excludes the impact of acquisitions.

F&D and FD&A are used to assess capital efficiency. In this document, F&D and FD&A are determined on a 2P (proved plus probable) reserve basis.

Operating netback: A supplementary financial measure most directly comparable to net earnings. The measure is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. Information is included in this document by reference and can be found in the “Supplemental Table 1: Netbacks” section of the accompanying 2023 Fourth Quarter Management’s Discussion and Analysis available on sedarplus.ca and under Reports & Filings on vermilionenergy.com.

Operating recycle ratio: A non-GAAP ratio calculated by dividing the operating netback (non-GAAP measure) by the F&D cost for the same period. This metric is used to assess the operating return per boe produced versus the cost to replace those reserves (per boe) for a given period. Information is included in this document by reference and reconciliation of operating netback can be found in the “Supplemental Table 1: Netbacks” section of the 2023 Fourth Quarter Management’s Discussion and Analysis available on sedarplus.ca and under Reports & Filings on vermilionenergy.com.

Payout: A non-GAAP Financial Measure most directly comparable to Dividends Declared. We define payout as dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. Management uses payout and payout as a percentage of fund flows from operations (also referred to as the payout or sustainability ratio) to assess the amount of cash distributed back to shareholders and re-invested in the business for maintaining production and organic growth. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of the 2023 Fourth Quarter Management’s Discussion and Analysis available on sedarplus.ca and under Reports & Filings on vermilionenergy.com.

2024 Vermilion Energy Inc. Circular	131

Schedules

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:

Relative total shareholder return (“TSR”): Calculated as the change in share price plus dividends declared, over a pre-determined period, expressed either as an absolute return percentage or as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period.

Return on Capital Employed (“ROCE”): A non-GAAP ratio calculated by dividing net earnings before interest and taxes (“EBIT”) by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the current period balance sheet and the previous year-end balance sheet. Information is included in this document by reference and reconciliation to primary financial statement measures can be found in the “Non-GAAP and Other Specified Financial Measures” section of the 2023 Fourth Quarter Management’s Discussion and Analysis available on sedarplus.ca and under Reports & Filings on vermilionenergy.com.

Abbreviations

boe: barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)

boe/d: barrel of oil equivalent per day mcf: thousand cubic feet mmcf: million cubic feet

mmboe: million barrel of oil equivalent

2024 Vermilion Energy Inc. Circular	132